Filed pursuant to Rule 424(b)(3)

Registration No. 333-149850

PROSPECTUS

EASTERN RESOURCES, INC.

9,080,000 SHARES OF COMMON STOCK
OFFERED BY THE SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to 9,080,000 issued and outstanding shares of our common stock, par value $0.001 per share, by the selling stockholders listed in this prospectus.  The shares offered by this prospectus by the selling stockholders may be sold from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.

We are registering the offer and sale of the common stock by the selling stockholders to satisfy registration rights we granted to the selling stockholders.  The distribution of the shares by the selling stockholders is not subject to any underwriting agreement.

We will not receive any proceeds from the sale of the shares by the selling stockholders.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

This prospectus provides you with a general description of securities that the selling stockholders may offer and sell from time to time.  Each time the selling stockholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that sale and may add to or update the information in this prospectus.  You should read this prospectus and any applicable prospectus supplement carefully before you invest in our securities.

Our common stock is quoted for trading on the OTCQB tier of the OTC Markets under the symbol “ESRI.”  On January 23, 2012, the closing bid and ask price for our common stock was $0.15 per share.

Investing in our common stock involves a high degree of risk.  Before making any investment in our securities, you should read and carefully consider risks described in the “Risk Factors” section beginning on page 5 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment thereto.  We have not authorized anyone to provide you with different information.  This prospectus may only be used where it is legal to sell these securities.  The information in this prospectus is only accurate on the date of this prospectus, regardless of the time of any sale of securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This prospectus is dated January 26, 2012

TABLE OF CONTENTS

SUMMARY	1
ABOUT THIS OFFERING	3
NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
RISK FACTORS	5
SELLING STOCKHOLDERS	14
USE OF PROCEEDS	16
DETERMINATION OF OFFERING PRICE	16
DILUTION	16
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	17
DESCRIPTION OF BUSINESS	21
LEGAL PROCEEDINGS	28
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	28
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	31
EXECUTIVE COMPENSATION	32
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	34
PLAN OF DISTRIBUTION	34
DESCRIPTION OF SECURITIES	36
LEGAL MATTERS	38
INTERESTS OF NAMED EXPERTS	38
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	39
WHERE YOU CAN FIND MORE INFORMATION	39
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

i

SUMMARY

This summary is not complete and does not contain all of the information that should be considered before investing in our common stock.  Investors should read the entire prospectus carefully, including the more detailed information regarding our business, the risks of purchasing our common stock discussed under the “Risk Factors” section, and our financial statements and the accompanying notes.

All references in this prospectus to the “Company,” “Eastern,” “we,” “us” or “our” are to Eastern Resources, Inc. and its wholly owned subsidiary.

Overview

Our Company

We were incorporated in the State of Delaware on March 15, 2007.  On that date we acquired Buzz Kill, Inc. (“Buzz Kill”) for 11,500,000 of our common shares.  Through Buzz Kill, we completed production of a feature length major motion picture entitled “BuzzKill” (sometimes referred to herein as the “Film”) which we are marketing to distributors in the United States and abroad.  We plan to produce a wide range of independent films outside the traditional studio system, to distribute films for theatrical release and exploit methods of delivery worldwide.  We intend to execute our business plan through the acquisition of unique films from a broad spectrum of independent writers, directors, and producers. Each project will become an independent production company, created as our subsidiary.  We plan to fund the projects and maintain ownership of the films with the intent of building a film library with the rights to DVD, book, and other reproductive media for sale to the public.

Our principal offices are located at 166 East 34th Street, Suite 18K, New York, NY  10016, and our telephone number is (917) 687-6623.

Our fiscal year end is December 31.

Our Business

In April 2007, we acquired the rights to exploit the literary work known as BuzzKill, a screenplay written by Steven Kampmann and Matthew Smollon.  BuzzKill is about a struggling writer who acquires fame in an unusual way when a notorious serial murderer, named the Karaoke Killer, steals his car and the newest draft of his script.  Along the way, he learns it doesn’t matter how you get famous, just that you are famous.

Pursuant to the Investment Agreement, dated May 1, 2007, between our Company and Buzz Kill, we provided financing to Buzz Kill in the amount of $800,000 for the production (principal photography only) and exploitation of the Film.  The Film has a budget of $1.2 million.

In February 2008, through Buzz Kill, we completed post-production of BuzzKill, and began to market the Film and secure distribution.  We secured the services of a sales representative who assisted us in guiding the Film through the festival and distribution process, acquired the right to use the “Second City” trademark in connection with the distribution of the Film and sponsored a contest to select a song for BuzzKill. A team of celebrity judges selected a final winner, the Silent Critics, a rock band from Arlington, Virginia, and the winning song, "The Perfect Dance," was put into the Film.

In September 2010, we completed a domestic DVD/TV distribution arrangement with Indican Pictures, a Los Angeles-based distribution company (“Indican”), which, we expect, should enable BuzzKill to be publicly available sometime in 2012. We have retained the theatrical rights and are currently exploring options for a small theatrical release.

Although Buzz Kill will continue to work with Indican and will be exploring several low-cost marketing ideas, independent of the distributor, we are not very hopeful about the future prospects for retail sales of BuzzKill. At this time, we do not believe that sales of BuzzKill, if any, will generate any material revenues for the distributors, Buzz Kill or us and we do not believe that we will be able to recover, in a material way, any costs expended so far by us or Buzz Kill relating to the Film. As a result of these conclusions, we decided to write down our capitalized film costs to $0.

Our objective in the next twelve (12) months is to complete the conception phase and enter into the pre-production phase of a second feature film.  As of the date of this prospectus, we have not identified our second project.

Summary of Financial Information

The following tables summarizes historical financial data regarding our business and should be read together with the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus.

	Year Ended December 31,			Nine Months Ended
	2010	2009		September 30, 2011	September 31, 2010
				(unaudited)	(unaudited)
Statement of Operations Data

Revenues	$-		$-	$-	$-
Net loss before other income (expense)	$(162,151)		$(94,577)	$(1,395,437)	$(150,195)
Net loss	$(195,576)	$	*118,606)	$(1,342,641)	$(156,569)
Net loss per common share – Basic and diluted	$(0.01)		$(0.01)	$(0.07)	$(0.01)

Statement of Cash Flows Data

Net cash used in operating activities	$(119,206)		$(84,088)	$(132,945)	$(94,595)
Net cash used in investing activities	$-		$-	$-	$-
Net cash provided by financing activities	$119,503		$69,032	$164,699	$95,153
Cash - end of period	$297		$-	$32,051	$558

	At December 31,
	2010	2009	At September 30, 2011	At September 30, 2010
			(unaudited)	(unaudited)
Balance Sheet Data

Total current assets	$297	$0	$32,051	$558
Total assets	$1,281,492	$1,271,611	$35,749	$1,272,169
Total current liabilities	$603,910	$718,966	$459,787	$721,264
Total liabilities	$924,423	$718,966	$1,021,321	$876,093
Total shareholders’ equity (deficit)	$1,218,492	$1,271,611	$35,749	$1,272,169

Capital Needs

As discussed below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources,” we raised an aggregate of $135,000 between April and June of 2011 through the private placement of our 10% convertible promissory notes.  We have been using these funds (net of expenses of the offering) for working capital purposes.  We expect to require additional funds over the next three months to meet our current working capital needs, to cover our anticipated general and administrative expenses and to finance our business plan, including the acquisition and development of additional film projects. If we succeed in acquiring any other projects, then we would expect to incur additional financial commitments with respect to such projects.  We plan to seek to raise such capital through additional sales of our equity or debt securities.  There can be no assurance, however, that such financing will be available to us or, if it is available, that it will be available on terms acceptable to us and that it will be sufficient to fund our expected needs.  If we are unable to obtain sufficient financing, we may not be able to proceed with our acquisition, exploration and development plans or meet our ongoing operational working capital needs.

Going Concern

As reflected in our financial statements for the years ended December 31, 2010 and 2009, we have generated significant losses, which raises substantial doubt that we will be able to continue operations as a going concern. Our independent registered public accounting firm included an explanatory paragraph in their report for the years ended December 31, 2010 and 2009 on the accompanying financial statements regarding concerns about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent upon our generating cash flow sufficient to fund operations and reducing operating expenses. Our business strategy may not be successful in addressing these issues. If we cannot continue as a going concern, our stockholders may lose their entire investment in us.

Employees

We currently have one employee, our president and treasurer, Thomas H. Hanna, Jr.  We plan to conduct our business largely through agreements with consultants and other independent third party vendors.

ABOUT THIS OFFERING

This prospectus relates to the public offering, which is not being underwritten, by the selling stockholders of up to 9,080,000 shares of our common stock.   We will not receive any of the proceeds from the sale of the shares by the selling stockholders.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

The number of shares being offered by the selling stockholders represents approximately 44% of our outstanding shares of common stock as of December 30, 2011.

Securities offered by the selling shareholders	Up to 9,080,000 shares of our common stock

Securities offered by our Company	None

Plan of Distribution
The shares offered by the selling stockholders in this prospectus may be sold from time to time in the open market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

Market symbol	ESRI.OB

Risk Factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 5 of this prospectus before deciding whether or not to invest in shares of our common stock.

Use of Proceeds
We will not receive any proceeds from sales of our common stock by the selling stockholders.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by them.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects, revenues, income and capital spending. We generally identify forward-looking statements with the words “believe,” “intend,” “expect,” “seek,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project” or their negatives, and other similar expressions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates, financial results and project developments and acquisitions or to our expectations regarding future industry or economic trends are forward-looking statements.

These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expect. The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect many estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our actual results. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements are based upon information available to us on the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf.

RISK FACTORS

An investment in shares of our common stock is highly speculative and involves a high degree of risk.  We face a variety of risks that may affect our operations or financial results and many of those risks are driven by factors that we cannot control or predict.  The following discussion describes all the risks that management believes are material, although there may be other risks that could arise, or may prove to be more material than expected, that may affect our operations or financial results.  Only those investors who can bear the risk of loss of their entire investment should participate in this offering.  Prospective investors should carefully consider the following risk factors in evaluating an investment in our common stock.

RISKS RELATED TO OUR BUSINESS

We have a history of operating losses which may continue.

We have a history of losses and will continue to incur operating and net losses for the foreseeable future. We incurred net losses of $195,576 and $118,606 during the years ended December 31, 2010 and 2009, respectively.  For the nine month periods ended September 30, 2011 and 2010, we incurred net losses of $1,342,641 and $156,569, respectively.  As of September 30, 2011 and December 31, 2010, our accumulated deficits were $1,909,972 and $567,331, respectively. We have not achieved revenues since our inception.   Unless and until we commence new business operations, we may never achieve revenue or profitability.

Our auditors have indicated that our inability to generate sufficient revenue raises substantial doubt as to our ability to continue as a going concern.

Our audited financial statements for the year ended December 31, 2010 were prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and discharge our liabilities and commitments in the normal course of business. However, our auditors have indicated that our lack of revenues and accumulated losses raise substantial doubt as to our ability to continue as a going concern. In the absence of additional financing or significant revenues and profits, we may have to curtail or cease operations. However, we cannot guarantee that we will be able to obtain sufficient additional funds when needed, or those funds, if available, will be obtainable on terms satisfactory to us. In the event that our plans cannot be effectively realized, there can be no assurance that we will be able to continue as a going concern.

We face substantial capital requirements and financial risks.

The nature of our business is such that significant initial expenditures are required to produce, distribute and market a motion picture, while revenues from a film are earned over an extended period of time after its completion.  A significant amount of time may elapse between our expenditure of funds and the receipt of commercial revenues from our motion picture.  If we increase our production budget, we may be required to increase overhead and/or make larger up-front payments to talent and consequently bear greater financial risks.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

The costs of producing and marketing feature films have generally increased in recent years.  These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit.  Historically, production costs and marketing costs have risen at a higher rate than increases in either the number of domestic admissions to movie theaters or admission ticket prices.

If we do not obtain additional financing, our business may fail.

We may not be able to expand or maintain our operations in the future without obtaining additional financing.  If additional financing is not available or obtainable, investors may lose a substantial portion or all of their investment.  We believe that our existing financial resources will not be sufficient to fund capital and operating requirements through such time as we are able to complete our business plan.  Accordingly, we will likely need to seek additional financing to fund our operations in the future.  Such additional funds may be raised through the issuance of equity, debt, convertible debt or similar securities that may have rights or preferences senior to those of the common shares.  To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders might be diluted. If adequate funds are not available to satisfy our short-term or long-term capital requirements, we would be required to limit our operations significantly or cease operations entirely.  We have no immediate means for obtaining additional financing.  There can be no assurance that such additional financing, when and if necessary, will be available to us on acceptable terms, or at all.

Our company is susceptible to industry trends and general economic conditions.

The film production business is capital intensive and affected by changes in the general economy, interest rates, availability of capital, and the film/entertainment industry.  External events that are political, economic, or even weather-driven in nature can cause sudden declines in audience participation.

Furthermore, there can be no assurance that the audiences for motion pictures will remain constant.  There can be no assurance that every film will have a sufficient audience to produce a profit.  If more than one film in succession should fail, our ability to survive could be threatened.

Because the film making industry is inherently risky, our films may fail under a number of different scenarios.

Substantially, all of our operating revenue will be derived from the production of motion pictures for theatrical exhibition, television and other markets.  The motion picture and television industries are highly speculative and involve a substantial degree of risk.  Each motion picture is an individual artistic work, and its commercial success is primarily determined by audience reaction, which is unpredictable; accordingly, there can be no assurance as to the financial success of any motion picture.  Even if a production is a critical or artistic success, there is no assurance that it will be profitable.  Relatively few motion pictures return a profit to investors.  There can be no assurance that a motion picture will recoup its production costs.  There is a high degree of risk that any motion picture we produce will not return all or any portion of our investment.  The completion and commercial success of a motion picture depends upon factors, such as:

•	talent and crew availability;
•	financing requirements;
•	distribution strategy, including the time of the year and the number of venues in which the production will be shown;
•	the number, quality and acceptance of other competing films released into the marketplace at or near the same time;
•	critical reviews;
•	the availability of alternative forms of entertainment and leisure time activities;
•	piracy and unauthorized recording, transmission and distribution of motion pictures;
•	general socioeconomic conditions and political events;
•	weather conditions; and
•	other tangible and intangible factors.

To some extent, these risks can be limited by insurance.  It is not possible to insure against all risks, and it is sometimes impossible to continue production, notwithstanding the receipt of insurance proceeds, if any.

Motion picture piracy, which may intensify, could decrease the revenue we receive from the exploitation of our films.

Piracy and the unauthorized recording, transmission and distribution of our content will be challenges that we will have to face.  Motion picture piracy is already prevalent outside of the United States, Canada and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights.  Technological advances, such as the digital distribution of motion pictures, could increase the prevalence of piracy, including in the United States, because such advances simplify the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet.  The proliferation of unauthorized copies of our products could have an adverse effect on our business, financial condition and results of operations and decrease the revenue we receive from our legitimate products.  Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue.  We cannot assure you that even the highest levels of security and anti-piracy measures will prevent piracy.

Motion picture trade associations such as the Motion Picture Association of America monitor the progress and efforts made by various countries to limit or prevent piracy.  Some of these trade associations have initiated voluntary embargoes on motion picture exports to certain countries in the past to exert pressure on the governments of those countries to become more aggressive in preventing motion picture piracy.  In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures.  There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective.  If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action.  If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of motion picture piracy.

Finding a distributor will be key to our success.

A pre-requisite for many films success is the purchase of its distribution rights by one of a limited number of distribution companies.  Such companies purchase the distribution rights to a film, advertise and market the film, see that the film will be shown in theaters and exploit the film in other available markets and media.  Many distributors have arrangements with companies already in place, assuring that their films will be shown in theaters.  Distributors also commit resources to the advertising and marketing of films, making them more attractive to audiences and other markets.

A distributor looks at a number of factors in determining whether or not it wants to ultimately distribute a particular film:

•	personal taste;
•	perceived marketability;
•	cost of purchasing the rights to the film;
•	the film’s genre;
•	the film’s director;
•	the attached talent and its performance;
•	the story line;
•	success at festivals; and
•	overall quality of the film.

Sometimes, demonstrating strength in all these areas is not enough to secure a distributor.  Although qualitative standards are sometimes applied, it is more likely that a distributor is attracted to a certain film for subjective reasons.  Although we are currently in negotiations with an independent media and production company, we cannot assure you that we will be able to secure a distributor on acceptable terms, if at all.

A distributor’s failure to promote our motion picture adequately would adversely affect our business.

Distributor’s decisions regarding the timing of release and promotional support of motion pictures are important in determining the success of these pictures.  We do not control the timing and manner in which a distributor would distribute our motion picture.  Any decision by those distributors not to promote our motion picture or to promote our competitors’ motion pictures to a greater extent than they promote ours could have a material adverse effect on our business, results of operations and financial condition.

Minimum guarantees do not eliminate the risks we face when we license distribution rights.

Licensing distribution agreements we seek to enter into with sub-distributors, typically with respect to international rights, may provide for minimum guarantees.  However, these minimum guarantees do not assure the profitability of our motion pictures or our operations.  Additional revenues may be necessary from distribution of a motion picture in order for us to recover any investment in excess of the aggregate minimum guarantees, pay for distribution costs, continue acquisition and development of other motion pictures, and cover general overhead.  Licensing distribution rights to sub-distributors in exchange for minimum guarantees may also result in us receiving lower revenues with respect to highly successful films.

Our success depends on the commercial success of motion pictures generally, which is unpredictable.

Operating in the motion picture industry involves a substantial degree of risk.  Each motion picture is an individual artistic work, and inherently unpredictable audience reactions determine commercial success.  Generally, the popularity of our motion picture will depend on many factors, including the critical acclaim it receives, the format of its initial release (for example, theatrical or direct-to-video), the actors and other key talent, the genre and its specific subject matter.  The commercial success of our motion picture also depends upon the quality and acceptance of films that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change.  We cannot predict the future effects of these factors with certainty, any of which could have a material adverse effect on our business, results of operations and financial condition.

In addition, because a motion picture’s performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results may negatively affect future revenue streams.  Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities.  We cannot make assurances that our motion picture will obtain favorable reviews or ratings or that our motion picture will perform well at the box office or in ancillary markets.

Budget overruns may adversely affect our business.

Our business model requires that we be efficient in the production of our motion picture.  Actual motion picture costs often exceed their budgets, sometimes significantly.  The production, completion and distribution of motion pictures are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control.  Risks such as death or disability of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production.  If our motion picture production incurs substantial budget overruns, we may have to seek additional financing to complete production.

In addition, if our motion picture production incurs substantial budget overruns, we cannot assure you that we will recoup these costs.  Increased costs incurred with respect to a particular film may correlate to such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in box-office performance, and thus the overall financial success of such film.  Budget overruns could also prevent a picture from being completed or released.

We face substantial competition in all aspects of our business.

The motion picture industry is extremely competitive.  The competition comes from both companies within the same business and companies in other entertainment media which create alternative forms of leisure entertainment.  We compete with several “major” film studios which are dominant in the motion picture industry, as well as with numerous independent motion picture and television production companies, television networks and pay television systems for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel, and production financing.  Many of the organizations with which we compete have significantly greater financial and other resources than we do.  The majors are typically large, diversified entertainment concerns or subsidiaries of diversified corporations which have strong relationships with creative talent, exhibitors and others involved in the entertainment industry, and whose non-motion picture operations provide stable sources of earnings that offset variations in the financial performance of their motion picture operations.

The entertainment industry is currently evolving into an industry in which certain multi-national multi-media firms, because of their control over key film, magazine and television content, as well as key network and cable outlets, will be able to dominate the communications industries in the United States.  These organizations have numerous competitive advantages, such as the ability to acquire financing for their projects and to make favorable arrangements for the distribution of completed films.  If we are unable to compete in this intense industry, our business will fail.

An oversupply in the market could hinder our films from competing effectively.

The number of motion pictures released by our competitors, particularly the major U.S. studios, may create an oversupply of product in the market, reduce our share of box office receipts and make it more difficult for our film to succeed commercially.  Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest.

Moreover, we cannot guarantee that we can release our film when it is scheduled.  In addition to production or other delays that might cause us to alter our release schedule, a change in the schedule of a major studio may force us to alter the release date of a film because we cannot always compete with a major studio’s larger promotion campaign.  Any such change could adversely impact our financial performance.  In addition, if we cannot change our schedule after such a change by a major studio because we are too close to the release date, the major studio’s release and its typically larger promotion budget may adversely impact the financial performance of our film.

The limited supply of motion picture screens compounds this product oversupply problem.  Currently, a substantial majority of the motion picture screens in the U.S. typically is committed at any one time to only 10 to 15 films distributed nationally by major studio distributors.  In addition, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations and the fact that major studio releases occupy more screens, the number of screens available to us when we want to release our picture may decrease.  If the number of motion picture screens decreases, box office receipts, and the correlating future revenue streams, such as from home video and pay and free television, of our motion picture may also decrease, which could have a material adverse effect on our business, results of operations and financial condition.

Protecting and defending claims against intellectual property claims may have a material adverse effect on our business.

Our ability to compete depends, in part, upon successful protection of our intellectual property.  We do not have the financial resources to protect our rights to the same extent as major studios.  We will attempt to protect proprietary and intellectual property rights to our production through available copyright and trademark laws and licensing and distribution arrangements with reputable companies in specific territories and media for limited durations.  Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries.  We may also distribute our products in other countries in which there is little effective copyright or trademark protection.  As a result, it may be possible for unauthorized third parties to copy and distribute our production or certain portions or applications of our intended production.

Litigation may also be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others.  Regardless of the validity or the success of the assertion of these claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business, results of operations and financial condition.

Because our business is subject to intellectual property right laws, our business may suffer due to illegal replication of our films or our own unintentional infringement upon other’s proprietary interests.

We plan to copyright all of our film properties and projects.  Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity.  Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results, or financial condition.

One of the risks of the film production business is the possibility that others may claim that our production and production techniques misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed films, stories, characters, other entertainment or intellectual property.  Any such assertions or claims may materially adversely affect our business, financial condition, or results of operations. Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our business, financial condition, or results of operations.  If any claims or actions are asserted against us, we may seek to settle such claim by obtaining a license from the plaintiff covering the disputed intellectual property rights.  We cannot provide any assurances, however, that under such circumstances a license, or any other form of settlement, would be available on acceptable terms if at all.

We face risks from doing business internationally.

We may distribute our motion picture outside the United States through a distributor or other third party licensee.  As a result, our business could become subject to certain risks inherent in international business, many of which are beyond our control.  These risks include:

•	fluctuating foreign exchange rates;
•	differing cultural tastes and attitudes;
•	financial instability and increased market concentration of buyers in foreign television markets;
•	differing degrees of protection for intellectual property;
•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;
•	changes in local regulatory requirements, including restrictions on content;
•	the instability of foreign economies and governments; and
•	war and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-U.S. sources.

We could be adversely affected by strikes or other union job actions.

We are directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures, including members of the Screen Actors Guild, the Writers Guild of America, the Directors Guild of America and the International Brotherhood of Teamsters.  A strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures could delay or halt our ongoing production activities.  Such a halt or delay, depending on the length of time, could cause a delay or interruption in our motion picture.

Because we have limited assets and inexact capital requirements, we may not have or be able to obtain sufficient resources to successfully implement our business plan.

We have limited assets and require significant capital to complete the development of our business plan.  Our success may significantly depend upon our ability to raise capital.  Even if we are successful in raising capital, there is still no assurance that the capital raised will be sufficient to facilitate our ultimate needs, because we do not know the exact specific financial requirements of the projects in which we may eventually participate, and therefore do not know what our exact capital needs will be over time.  In addition, we may incur substantial costs in connection with any research and/or negotiations for business opportunities, which may deplete our assets.

We cannot ensure that projections and assessments will be met.

Our ability to accomplish our objectives and whether or not we will be financially successful is dependent upon numerous factors, each of which could have a material effect on the results obtained.  Some of these factors are within the discretion and control of management and others are beyond management’s control.  The assumptions and hypothesis used in preparing any forward-looking assessments of profitability made by management herein are considered reasonable.  We can provide no assurance, however, that any projections or assessments provided to potential investors will be realized or achieved at any level.

We may not be able to effectively expand operations or manage our growth, which may harm our profitability.

Our strategy envisions expanding our business. If we fail to effectively manage our growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes, and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

•	meet our capital needs;

•	expand our systems effectively or efficiently or in a timely manner;

•	allocate our human resources optimally;

•	identify and hire qualified employees or retain valued employees; or

•	incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth, our operations and our financial results could be adversely affected by inefficiency, which could diminish our profitability.

Our business may suffer if we do not attract and retain talented personnel.

Our success will depend in large measure on the abilities, expertise, judgment, discretion, integrity and good faith of our management and other personnel in conducting our intended business. We presently have a small management team consisting of our sole executive officer that we expect to expand in conjunction with our planned acquisition activities. The loss of a key individual or our inability to attract suitably qualified staff could materially adversely impact our business. We presently do not maintain “key man” life insurance on any member of our management team.  If we are unable to attract and retain key personnel, our business may be adversely affected.

RISKS RELATED TO OUR SECURITIES

Rules issued under the Sarbanes-Oxley Act of 2002 may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to retain listing of our common stock.

We may be unable to attract and retain those qualified officers, directors and members of board committees required to provide for our effective management because of rules and regulations that govern publicly held companies, including, but not limited to, certifications by principal executive officers. The enactment of the Sarbanes-Oxley Act has resulted in the issuance of rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by the stock exchanges and NASDAQ. The perceived personal risk associated with these rules and regulations may deter qualified individuals from accepting roles as directors and executive officers.

If we fail to maintain an effective system of disclosure and internal controls, we may not be able to accurately report our financial results or detect fraud. Consequently, investors could lose confidence in our financial reporting and this may decrease the trading price of our stock.

We must maintain effective disclosure and internal controls to provide reliable financial reports and detect fraud. Based on our evaluation as of December 31, 2010, we concluded that we do not maintain effective disclosure controls and procedures. Failure to implement changes to our controls that we may identify in the future as necessary to maintain an effective system of such controls could harm our operating results and cause investors to lose confidence in our reported financial information. Any such loss of confidence would have a negative effect on the trading price of our stock.

We may be unable to obtain additional capital that we will require to implement our business plan, which would restrict our ability to grow.

We have a limited amount of working capital that will not be sufficient to fully fund our planned operations. We will require additional capital to continue to operate and expand our business. We may be unable to obtain the additional capital required.

Future acquisitions, as well as administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance and accounting expenses) will require a substantial amount of additional capital and cash flow. We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not be able to obtain the capital we require by other means. If we do not succeed in raising additional capital, we may be unable to fund our operations going forward.

Our ability to obtain needed financing may be impaired by such factors as the capital markets and our status as an enterprise without a demonstrated operating history.  If the amount of capital we are able to raise from financing activities is not sufficient to satisfy our capital needs, we may be required to curtail or cease our operations.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We also may be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Difficult conditions in the global capital markets may significantly affect our ability to raise additional capital necessary to fund our operations.

The ongoing global financial and credit crisis may continue indefinitely.  Because of severely reduced market liquidity, we may not be able to raise additional capital when we need it.  Because the future of our business will depend on the completion of one or more investment transactions for which, most likely, we will need additional capital, we may not be able to complete such transactions or acquire revenue producing assets.  As a result, we may not be able to generate income and, to conserve capital, we may be forced to curtail our current business activities or cease operations entirely.

There has been a limited trading market for our common stock that may impair your ability to sell your shares.

There has not been a trading market for our common stock since our inception. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other assets or companies by using common stock as consideration.

Our common stock is currently quoted on the OTC Markets’ OTCQB tier under the symbol “ESRI.” As indicated above, our common stock is not presently trading. As a result, investors may find it difficult to obtain accurate quotations of the price of our common stock. This situation severely limits the liquidity of the common stock and hampers our ability to raise additional capital.

We do not expect to pay dividends in the foreseeable future.

We do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest future earnings in the development and growth of our business. Therefore, investors will not receive any funds unless they sell their common stock, and stockholders may be unable to sell their shares on favorable terms or at all. Investors cannot be assured of a positive return on investment or that they will not lose the entire amount of their investment in our common stock.

Applicable SEC rules governing the trading of “penny stocks” will limit the trading and liquidity of our common stock, which may affect the trading price of our common stock.

Our common stock is considered to be a “penny stock” and is therefore subject to SEC rules and regulations that (i) impose limitations upon the manner in which our shares may be publicly traded and (ii) regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules and may increase the difficulty investors might experience in attempting to liquidate such securities.

SELLING STOCKHOLDERS

The selling stockholders named in this prospectus are offering all of the 9,080,000 shares of common stock offered through this prospectus.  All of the shares were acquired from us by the selling stockholders in private placement offerings in December 2007 and June 2008 that were exempt from registration pursuant to Section 4(2) and Regulation D as promulgated by the SEC under the Securities Act of 1933.

The following table provides information regarding the beneficial ownership of our common stock held by each of the selling stockholders as of December 31, 2011 including:

•	the number of shares owned by each selling stockholder prior to this offering;
•	the total number of shares that are to be offered by each selling stockholder;
•	the total number of shares that will be owned by each selling stockholder upon completion of the offering;
•	the percentage owned by each selling stockholder upon completion of the offering; and
•	the identity of the beneficial holder of any entity that owns the shares.

The table below has been prepared based upon the information furnished to us by the selling stockholders.  The numbers in this table assume that none of the selling stockholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.  Information concerning the selling stockholders may change from time to time and, if necessary, we will amend or supplement this prospectus accordingly.

We have been advised, as noted in the footnotes in the table below, that none of the selling stockholders is a broker-dealer and/or underwriter or an affiliate of a broker-dealer and/or underwriter.  We have been advised that each of these selling stockholders purchased our common stock and warrants in the ordinary course of business, not for resale, and that none of these selling stockholders had, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the related common stock.

The following table also sets forth the nature of any position, office or other material relationship, if any, which the selling stockholder has had, within the past three (3) years, with us or with any of our predecessors or affiliates.  The number of shares owned are those beneficially owned, as determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under these rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement.

Percentage ownership is calculated based on 20,629,000 shares of our common stock issued and outstanding on December 31, 2011.   Shares of our common stock subject to options, warrants or other rights currently exercisable or exercisable within 60 days of December 31, 2011 are deemed to be beneficially owned and outstanding for computing the share ownership and percentage ownership of the person holding those options, warrants or other rights, but are not deemed outstanding for computing the percentage ownership of any other person.  Unless otherwise set forth below, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the selling stockholder’s name, subject to community property laws, where applicable, unless otherwise noted.

Selling Stockholder	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered in the Offering	Shares of Common Stock Owned Upon Completion of the Offering (a)	Percentage of Common Stock Outstanding Upon Completion of the Offering
Aton Select Fund Ltd. 1	1,000,000	1,000,000	-	-
John Derby	1,000,000	1,000,000	-	-
Adrien Ellul	1,000,000	1,000,000		-
Darien Ellul	250,000	250,000	-	-
Gottbetter Capital Group, Inc. 2	480,000	480,000	-	-
Legend Finance S.A., Panama 3	1,000,000	1,000,000	-	-
Paramount Strategy Corp. 4	1,000,000	1,000,000	-	-
Mark Tompkins	1,100,000	1,100,000	-	-
Westindies Enterprise Ltd. 5	1,250,000	1,250,000	-	-
VP Bank (Schweiz) AG 6	1,000,000	1,000,000	-	-

 * Less than 1%

(a) Assumes all of the shares of common stock to be registered on the registration statement of which this prospectus is a part are sold in the offering.

1 David Dawes has the power to vote and dispose of the shares being registered on behalf of Aton Select Fund Ltd.

2 Adam S. Gottbetter has the power to vote and dispose of the shares being registered on behalf of Gottbetter Capital Group, Inc.

3 Carl Stadelhofer has the power to vote and dispose of the shares being registered on behalf of Legend Finance S.A., Panama.

4Andrew Meade has the power to vote and dispose of the shares being registered on behalf of Paramount Strategy Corp.

5 Carl Stadelhofer has the power to vote and dispose of the shares being registered on behalf of Westindies Enterprise Ltd.

6 Rolf Zurcher and Dominik Bruschweiler have the power to vote and dispose of the shares being registered on behalf of VP Bank (Schweiz) AG.

USE OF PROCEEDS

We will not receive proceeds from the sale of common stock by selling stockholders under this prospectus.  We have agreed to bear the expenses (other than any underwriting discounts or commissions or agent’s commissions) in connection with the registration of the common stock being offered hereby by the selling stockholders, but all selling and other expenses incurred by the selling stockholders will be borne by them.

DETERMINATION OF OFFERING PRICE

There currently is a limited public market for our common stock.  The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” for more information.

DILUTION

The shares of common stock to be sold by the selling stockholders are shares that are currently issued and outstanding.  Accordingly, there will be no dilution to our existing stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

“Bid” and ”ask” prices for our common stock are quoted on the OTC Markets since September 2, 2008 under the symbol “ESRI.”  However, our stock has never traded.

The following table sets forth the high and low closing bid prices for our common stock for the fiscal quarters indicated as reported on the OTC Markets. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and do not represent actual transactions.

Quarter Ended	High Bid	Low Bid
Through December 23, 2011	$0.20	$0.15
September 30, 2011	0.20	0.15
June 30, 2011	None	None
March 31, 2011	None	None
December 31, 2010	$0.02	$0.02
September 30, 2010	0.02	0.02
June 30, 2010	0.02	0.02
March 31, 2010	0.02	0.02
December 31, 2009	$0.02	$0.02
September 30, 2009	0.02	0.02
June 30, 2009	0.02	0.02
March 31, 2009	0.15	0.02

As of December 30, 2011, we had 30 stockholders of record of our common stock.

Dividends

We have never declared any cash dividends with respect to our common stock.  Future payment of dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors.  Although there are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our common stock, we presently intend to retain future earnings, if any, for use in our business and have no present intention to pay cash dividends on our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the financial information included elsewhere in this prospectus, including our unaudited consolidated financial statements for the nine months ended September 30, 2011 and 2010 and the related notes and our audited consolidated financial statements for the years ended December 31, 2010 and 2009 and the related notes. References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations to “us,” “we,” “our,” and similar terms refer to Eastern Resources, Inc., a Delaware corporation. This discussion includes forward-looking statements, as that term is defined in the federal securities laws, based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Words such as “anticipate,” “estimate,” “plan,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions are used to identify forward-looking statements.

We caution you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, which may influence the accuracy of the statements and the projections upon which the statements are based. See “Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this prospectus. Any one or more of these uncertainties, risks and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. Our actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.

Background and Recent Developments

We were formed as a Delaware corporation on March 15, 2007 for the purpose of producing full length independent feature films through our wholly-owned subsidiary, Buzz Kill. Since inception, we have been engaged in the production and attempted distribution of our first independent, full-length feature film titled BuzzKill.

Pursuant to the Investment Agreement, dated May 1, 2007, between our Company and Buzz Kill, we provided financing to Buzz Kill in the amount of $800,000 for the production (principal photography only) and exploitation of BuzzKill.

In February 2008, through Buzz Kill, we completed post-production of the Film, and now seek to market the Film and secure distribution. We secured the services of a sales representative to assist us in guiding the Film through the festival and distribution process and, in May 2010, Buzz Kill acquired a non-exclusive right to use the “Second City” trademark in connection with the distribution of the Film.  In January 2011, we completed a domestic DVD/TV distribution arrangement with Indican Pictures, a Los Angeles-based distribution company, which should enable BuzzKill to be publicly available sometime next year although we cannot assure you of this timetable. Indican has committed $50,000 going forward, to the marketing efforts of the Film and has agreed to pick up certain deliverable costs. We have retained the theatrical rights and are currently exploring options for a small theatrical release.

Although Buzz Kill will continue to work with Indican and will be exploring several low-cost marketing ideas, independent of the distributor, we are not very hopeful about the future prospects for retail sales of BuzzKill. At this time, we do not believe that sales of BuzzKill, if any, will generate any material revenues for the distributors, Buzz Kill or us and we do not believe that we will be able to recover, in a material way, any costs expended so far by us or Buzz Kill relating to the Film. As a result of these conclusions, we have decided to write down our capitalized film costs to $0.

Results of Operations

Results of Operations for the three and nine months ended September 30, 2011 compared to the three and nine months ended September 30, 2010

For the three months ended September 30, 2011 and since our date of inception (March 15, 2007), we have not generated any operating revenues. We do not anticipate generating operating revenues in the near future. We are presently in the development stage of our business and we can provide no assurance that we will make any money on the films we produce.

For the three months ended September 30, 2011 we incurred total costs of revenues of $1,276,111 related to the impairment of capitalized film costs.

We incurred total operating expenses of $25,615 and $119,326 for the three and nine month periods ended September 30, 2011, as compared to total operating expenses of $65,667 and $150,195 for the three and nine month periods ended September 30, 2010. The decrease in total operating expenses was due primarily to the decrease in legal and other professional fees incurred due to limited activity during the periods.

We incurred interest expense of $13,085 and $33,219 for the three and nine month periods ended September 30, 2011, as compared to interest expense of $2,693 and $7,464 for the three and nine month periods ended September 30, 2010. The Company also amortized the discount on the note for $1,429 and $1,452 for the nine months ended September 30, 2011 and 2010, respectively.

We have generated no operating revenues since our inception and our net loss from inception through September 30, 2011 was $1,909,972.

Results of Operations for the year ended December 31, 2010 compared to the year ended December 31 2009

For the year ended December 31, 2010 and since our date of inception (March 15, 2007), we did not generate any operating revenue.

We incurred total operating expenses of $162,151 for the year ended December 31, 2010, as compared to total operating expenses of $94,577 for the year ended December 31, 2009. The increase in total operating expenses was due to an increase in general and administrative expenses.

We incurred interest expense of $34,503 for the year ended December 31, 2010, as compared to interest expense of $24,032 for the year ended December 31, 2009. The increase in interest expense was primarily due to accrued interest related to the 10% convertible promissory note issued on January 29, 2010. The Company also amortized the discount on the note for $2,008 and $0 as of December 31, 2010 and 2009, respectively.

We generated interest income in the amount of $3 for the year ended December 31, 2010, as compared to interest income of $3 for the year ended December 31, 2009.

We have generated no operating revenues and our net loss from inception through December 31, 2010 was $567,331.

Liquidity and Capital Resources

The report of our independent registered accounting firm on our audited consolidated financial statements for the fiscal year ended December 31, 2010 contains a going concern qualification, as we have suffered losses since our inception. We have minimal assets and have achieved no revenues since our inception. We have depended on loans and sales of equity securities to conduct operations. As of September 30, 2011 and December 31, 2010, we had cash of $32,051 and $297, respectively, current assets of $32,051 and $297, respectively, and current liabilities of $459,787 and $528,541, respectively. Unless and until we achieve material revenues, we will remain dependent on financings to continue our operations.

Recent Financing Activities

Between April and June 27, 2011, our Company completed three closings of a private placement offering for a total of $135,500 in principal amount of 18-month, 10% convertible notes (the “2011 Notes”).  The principal and accrued interest on the 2011 Notes will be mandatorily converted into the securities or instruments issued by our Company in the next financing in which our Company raises a minimum of $1,000,000, at a price equal to either (a) the price per share of stock (or unit of stock and other securities) paid by investors in the next securities offering or other financing by our Company, if the financing is an issuance of stock (or units of stock and other securities), or (b) the price paid by investors in the next securities offering or other financing by our Company, expressed as a percentage of the face amount of debt securities, if the financing is an issuance of debt securities (or units of debt securities and other securities) (including debt securities convertible into stock).

Availability of Funds

We presently do not have any available credit, bank financing or other external sources of liquidity. Due to our brief history and historical operating losses, our operations have not been a source of liquidity. At our current level of operation, including cash we have remaining from the sale of the 2011 Notes, we do not have sufficient cash to meet our expenses for the next three months.

We intend to raise additional capital to provide financing for our marketing and distribution activities. Also, we need to obtain additional capital in order to maintain our public company regulatory requirements and execute our business plan, build our operations and become profitable. In order to obtain capital, we will need to sell additional shares of our common stock or debt securities, or borrow funds from private lenders or banking institutions. There can be no assurance that we will be successful in obtaining additional funding in amounts or on terms acceptable to us, if at all. If we are unable to raise additional funding as necessary, we may have to suspend our operations temporarily or cease operations entirely.

Prior Financing Activities

From July to October 2007, our wholly-owned subsidiary, Buzz Kill, issued an aggregate principal amount of $160,000 of its 10% notes (the “2007 Notes”).  The 2007 Notes have an interest rate of 10%, compounded monthly.  $50,000 of the 2007 Notes were originally due on July 26, 2010 but have been extended to July 26, 2012; $10,000 of the 2007 Notes were originally due on August 1, 2010 but have been extended to August 1, 2012; and $100,000 of the 2007 Notes were originally due on October 17, 2010 and have been extended to October 17, 2012.  Upon repayment of the 2007 Notes, in addition to the outstanding principal balance and all accrued and unpaid interest, the note holders will be entitled to receive (i) a premium equal to 20% of the original principal amount and (ii) contingent compensation equal to 12% of the “net proceeds” of the film. All amounts under the 2007 Notes remain unpaid, outstanding and subordinated to the Senior Note (defined below).  The proceeds from the 2007 Notes were used to finance the production of the film.

In July 2007, Buzz Kill received a bridge loan of $100,000 from Mr. Hanna (the “Hana Loan”).  $60,000 of the Hanna Loan was subsequently repaid, which reduced the outstanding balance of the Hanna Loan to $40,000 as of September 30, 2011.  The Hanna Loan is unsecured, interest free and repayable on demand, subject to its subordination to the Senior Note.

On September 10, 2010, Buzz Kill issued a 10% senior note due April 15, 2012 in the principal amount of $15,000 (the “Senior Note”) to Gottbetter Capital Group, Inc., one of our five percent stockholders, for that party’s $15,000 loan to Buzz Kill. As a condition to this loan, all of the holders of the 2007 Notes and, in connection with the Hanna Loan (defined below), Thomas Hanna, signed a subordination agreement pursuant to which payment and performance of any and all obligations under the 2007 Notes and the Hanna Loan are subordinated to the Senior Note. The related cash proceeds were received on October 15, 2010.

As of September 30, 2011, our Company also has (i) a $70,000 loan payable to an unaffiliated third party due July 28, 2011 and represented by an 10% convertible promissory note dated January 29, 2010, and (ii) a $45,000 loan payable to an unaffiliated third party due November 8, 2010 and represented by an 8.25% convertible promissory note dated May 9, 2009. The maturity date on the $70,000 note has been extended to January 28, 2013 and the maturity date on the $45,000 note has been extended to November 8, 2012.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission requested that all registrants discuss their "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one that is both important to the portrayal of the company's financial condition and results and that requires management's most difficult, subjective or complex judgments. Such judgments are often the result of a need to make estimates about the effect of matters that are inherently uncertain.

The preparation of financial statements in conformity with generally accepted accounting principles (”GAAP”) in the United States has required our management to make assumptions, estimates and judgments that affect the amounts reported in the financial statements, including the notes thereto, and related disclosures of commitments and contingencies, if any.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we currently believe the following accounting policies to be critical:

Capitalized Film Costs - Film costs include all direct negative costs incurred in the physical production of the film as well as allocated production overhead. Such costs include story costs and scenario; compensation of cast, directors, producers and extras; set construction and operations; wardrobe and accessories; sound synchronization; location expenses and post production costs including music, special effects and editing. Film costs are amortized based on the ratio of current period gross revenues to estimated remaining ultimate revenues from all sources on an individual production basis. Estimated ultimate revenues are revised periodically and the carrying values of the films are evaluated for impairment. Losses, if any, are provided in full.

Fair Value of Financial Instruments - The carrying amount reported in the balance sheet for cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses approximate fair value because of the immediate or short term maturity of these financial instruments.

Revenue Recognition - The Company recognizes revenues from the sale or licensing arrangement of a film upon delivery of a completed film or the commencement of a licensing period. The Company had substantially completed film production at December 31, 2010 but realized no revenues as of that date.

Income Taxes - Income taxes are accounted for in accordance with the provisions of FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

DESCRIPTION OF BUSINESS

Our plan of operations is to create and produce independent films that appeal to demographically diverse groups.  We plan to acquire unique properties, both dramatic and factual, from a broad spectrum of independent writers, directors, and producers.  Each project will become an independent production company created as a subsidiary of Eastern Resources, Inc.  We plan to fund the projects and acquire and maintain ownership of the films with the goal of building a film library with rights to DVD, book and other reproductive media for sale to the public.

The Film Industry in General

The film industry includes about 9,000 companies with combined annual revenue of $50 billion.  Large companies include Walt Disney, Sony Pictures, MGM, Paramount, Twentieth Century Fox, Universal and Warner Brothers.  These “studios” are generally part of larger media companies.  The industry is highly concentrated as the 50 largest companies account for approximately 80% of industry revenue.  There are also independent production companies, and a large number of companies that provide services to the industry, including creative talent, equipment, technical expertise, and various technical production and distribution services.

The film making business may broadly be segmented into three phases: Pre-production (or Design Phase), Production and Post-production.  Pre-production is the planning phase, which includes budgeting, casting, finding the right location, set and costume design and construction, and scheduling.  Production is the actual making of the film.  The number of people involved in the production phase can vary from a few, for a documentary film, to hundreds, for a large studio feature film.  It is during this phase that the actual filming is done.  Post-production activities take place in editing rooms and recording studios, where the film is shaped into its final form.

Generally, even before the film starts production, marketing personnel develop the marketing strategy for the release.  They estimate the demand for the film and the audience to whom it will appeal, develop an advertising plan, and decide where and when to release the work.  Advertising workers, or unit publicists, write press releases and short biographies of actors and directors for newspapers and magazines.  They may also set up interviews or television appearances for the stars or director to promote the film.  Sales representatives sell the finished product.  Many production companies hire staff or independent companies to distribute, lease and sell their films to theater owners and television networks.

The Rise of Independent Film

While independent films have been around for decades, dating back to B-movies and poverty-row production companies, it was not until the late 1980’s that independent films entered into the forefront of our movie culture. Over the last 20 years, we believe that there has been a significant shift in American film-going audiences toward edgier, foreign and more non-traditional stories and storytelling, indicated by the record-breaking box office sales of notable independent films, such as Y Tu Mamá Tabién, Monsoon Wedding, Kissing Jessica Stein and Adaptation. Box office returns for independent films in 2004-2008 were at an unprecedented high and have continued to rise, claiming an increasing market share and representing approximately 35% of total 2009 domestic box office revenue. Each of the top 10 specialized films in 2004 grossed more than $10 million, and the trend continued in 2005 and 2006 with such titles as Crash, Little Miss Sunshine and Thank You For Smoking. The most remarkable recent example of the potential success of independent film is the 2009 sleeper mega-hit, “Paranormal Activity”, which cost $15,000 to produce and has grossed in excess of $150 million in worldwide box office. This figure does not include future earning potential via ancillary distribution windows. Not surprisingly, Paranormal Activity 2 is already in development, slated for a 2012 release. Moreover, encouraged by the film’s colossal success, Paramount Pictures launched a new arm devoted solely to producing micro-budget films with a production ceiling of $100,000. A more conventional example of potential independent film success is the 2009 Sam Rockwell vehicle, “Moon”, which more than recouped its $5 million production cost solely through domestic box office returns.

It is known throughout the industry that studio financed films must recoup four to seven times their costs before they show a profit. While any investment is a risk, we believe that the potential return on a low-budget independent film is far greater than many expensive studio-produced films. My Big Fat Greek Wedding was made for $5 million and had a box-office gross of over $200 million. Swingers, the critically acclaimed independent hit was made in 1996 for $250,000 and was purchased by Miramax for $5 million. Kissing Jessica Stein was made for less than $1 million and grossed over $7 million at the box office. The 2006 Sundance Film Festival saw Little Miss Sunshine (Oscar nominee for Best Picture) purchased for a reported $10.5 million by Fox Searchlight. The 2009 romantic comedy 500 Days of Summer was made for $7.5 million and earned over $32 million in domestic box office alone. In 2007, 2008 and 2009, the Sundance Film Festival reported a number of films garnishing multi-million dollar distribution deals, and the last year’s 2010 Sundance Film Festival reported at least ten major domestic acquisitions, including The Kids Are Alright (Focus Features) for $5 million, Buried (Lionsgate) for $3.2 million, Twelve (Hanover House) for $2 million and Hesher (Newmarket) for $1 million. The recently completed 2011 Sundance Film Festival saw 38 films pick up distribution. The financial and critical success of independent films continued in 2010 with films like: Blue Valentine with a budget of $1 million and a worldwide gross of $8.92 million; The Kids Are All Right grossed over $25 million and was made for a reported $4 million; and Winter’s Bone was made for $2 million and grossed over $6 million worldwide.

These numbers and the growing number of major award nominations received by independent films, including 2010 Oscar nominations for such films as Precious, The Hurt Locker, An Education, The Last Station and A Single Man, and 2011 Oscar nominations for The Kids are all Right, Blue Valentine and Winter’s Bone, to name a few, show that quality independent films are often significantly more lucrative than the Hollywood blockbusters into which studios pour tens of millions of dollars. Since the expensive studio paradigm is proving increasingly more problematic from an economic standpoint, the demand for independent production and acquisition is on a steady rise. The solid performances of these specialized films have given studios the financial incentive to make and distribute more lower-budget movies.

Currently, annual worldwide box office totals exceed $29 billion. Yearly domestic totals rose steadily through the 1990’s and into the 2000’s, starting at about $4 billion in 1990 and finishing 2009 at over $10 billion. 2010 word-wide box office receipts finished at a record $30 billion. The film industry has also shown remarkable durability and proved to be essentially recession proof as evidenced by the box office returns for 1987, 1991, 2001 and 2009, when, despite a general economic downturn, box office receipts continued to grow.  The New York Times recently reported how film investment has turned into a “conservative” investment during the economic downturn.

We believe that independent films are the fastest growing segment of the motion picture business and are experiencing a growth record expected to continue through the decade.  The market continues to be responsive and rewards cost-effective motion pictures made on smaller budgets.  The breakout success of the films, like those listed below, show that quality, well-crafted films, made with intelligence and originality, will find audiences despite their modest budgets.

Moreover, the development of new, digital distribution channels, such as Internet, mobile and cable/satellite video on demand, has fundamentally shifted the way content is distributed and consumed in the U.S. and around the world. Internet-based video viewing software, new server and media storage systems, multiplatform video on demand, multimedia gaming consoles and wireless video delivery now allow for cost effective, immediate, mass distribution of filmed entertainment programming. Because audiences can view content at any time from virtually any digital pipeline, these new distributors are aggressively competing for consumer viewing (and dollars) through diversity, exclusivity and volume of quality product offerings. The result is a competitive, long-tail supply and demand environment that currently favors the content producer.

The levels of success achieved by the independent films identified below are extremely rare for both independent and major studio releases. Major distribution deals for independent films are extremely rare to non-existent, except at major film festivals. There can be no assurance that our films will achieve the same levels of profitability, if at all.

Independently Produced Pictures

Title (Distributor)	WW Box Office	Budget	Gross
	($ in MM)	($ in MM)	($ in MM)

Blue Valentine (Weinstein)	$8.9	$1.0	$7.9
Chasing Amy (Miramax)	$14.7	$0.3	$14.4
Crash (Lions Gate)	$80.0	$6.5	$73.5
In The Company of Men (Sony Classics)	$2.9	$0.2	$2.7
Juno (Fox Searchlight)	$227.0	$7.5	$220.0
Kids (Miramax)	$7.4	$1.5	$5.9
Memento (Newmarket Group)	$25.5	$2.0	$23.5
Monster’s Ball (Lions Gate)	$34.9	$4.0	$30.9
My Big Fat Greek Wedding (IFC)	$273.8	$5.0	$268.8
Napoleon Dynamite (Fox Searchlight)	$46.0	$0.4	$45.6
Once (Fox Searchlight)	$9.4	$0.2	$9.2
Open Water (Lions Gate)	$53.4	$0.5	$52.9
Paranormal Activity (Paramount Pictures)	$151.0	$0.02	$150.0
Pi (Artisan Entertainment)	$4.6	$0.1	$3.9
Raising Victor Vargas (Samuel Goldwyn)	$2.1	$0.8	$2.0
Real Women Have Curves (Newmarket)	$10.6	$3.0	$7.6
Saw II (Lions Gate)	$122.0	$4.0	$118.0
Sex, Lies, & Videotape (Miramax)	$24.7	$1.0	$23.7
Slingblade (Miramax)	$24.5	$1.0	$23.5
Swingers (Miramax)	$8.3	$0.3	$7.1
The Blair Witch Project (Artisan ENT.)	$155.4	$0.1	$155.4
The Full Monty (Fox Searchlight)	$243.7	$3.5	$240.2
The Kids Are All Right (Focus)	$25.1	$4.0	$21.0
The Usual Suspects (Gramercy Pics.)	$25.8	$6.0	$19.8
The Visitor (Anchor Bay)	$9.4	$0.1	$9.3
Waiting For Guffman (Sony Classics)	$2.9	$1.9	$1.0
Welcome To The Dollhouse (Sony Classics)	$4.8	$0.8	$4.0
Whale Rider (Newmarket)	$41.4	$3.5	$37.9
Winter’s Bone (Roadside)	$6.7	$2.0	$4.4
You Can Count On Me (Paramount Classics)	$9.5	$1.2	$8.3

Sources:  www.boxofficemojo.com and www.imdb.com.

Expanding in Existing and New Markets

We plan to grow our operations through the funding of projects from proceeds of previous productions, and through the potential acquisition and growth of a library of films and media properties.  We believe that we will be able to gain market share by developing and maintaining a library, which may involve the acquisition of films compatible with our mission.  In addition to continually seeking out and evaluating new projects of merit, we may consider the acquisition of other production companies operating in a similar intellectual space.

Maintain Stringent Cost Controls

We believe that maintaining stringent cost controls is a key factor in achieving profitability and growth.  We will limit our budget allocation for each production, thus avoiding the most common mistake of film companies both large and small, an excessive fiscal enthusiasm for one project at the expense of future projects.  We intend to set limits of $2,000,000 per project with an operational target of $200,000.  Our initial production, described below, is estimated at roughly $1,200,000.  These cost controls will be maintained by monitoring production, scheduling and budgeting on a daily basis.

Experienced Management with Decentralized Operating Structure

As of now, we intend to rely upon the expertise of our officers and directors to spearhead initial productions.  As we grow, we will rely upon the expertise of our production managers, who will have significant experience in the film industry.  We also intend to purchase intellectual properties from established creative personnel in the film industry.  Each production will be executed as a separate business, wholly owned by us, executed by an independent crew of writers, directors and technicians with established credentials in their respective fields.  In order to align corporate and divisional profit goals, production managers may receive bonuses based on the return on investment of their respective productions.  We believe that this interaction between the divisional managers and corporate management provides enhanced operating results. Due to our current capital limitations, we will have difficulty in attracting experienced production managers and established creative personnel.

The Film Production Process

Making a full length motion picture at this budget level takes about 20 to 26 weeks.  The process is broken down into a few discreet phases of production.

Pre-Production

The pre-production period is largely spent preparing to shoot the movie’s scenes either on sets or on location.  Contracts are secured with necessary personnel, including directors of casting and photography and a line producer.  Actors for the various roles called for in the screenplay are cast.  Contracts with the appropriate unions are secured, including the Screen Actors Guild, Writers Guild of America and Directors Guild of America and International Brotherhood of Teamsters.  Other film crew positions are filled, such as assistant directors, cameramen, sound technicians, wardrobe, hair and make-up workers are hired.  Location scouting begins and equipment rentals are secured.

Production

The production phase largely consists of shooting the movie scenes.  Our production of BuzzKill consisted of 20 shooting days in the New York area and five shooting days near Los Angeles.

Post-Production

Post-production is mostly the editing process, which took approximately 20 weeks.  Editing the sound and video, adding titles at the beginning and end of the movie, and developing a musical soundtrack all compose parts of this process.  It is in this phase that a final print of the film is generated.

Marketing

Set forth below is the blueprint for marketing our films, which may change or be altered at various stages of production as the producer sees fit.

Pre-Production

•
The film’s production will be announced in the production charts that are carried in the industry’s trade publications, i.e., The Hollywood Reporter and Variety.  These charts are read by bankers, distributors and the film community regularly and are a good source to begin positive word-of-mouth.

•
Early publicity will be generated as key casting announcements and other production elements come into place.  Periodic press releases will be sent to the trades and other local and national publication for “stories” on the development of the production.

•	Work will begin on a press kit and a unit photographer will be hired. These will be important tools for the eventual advertising and publicity of the film.

Production

•
Early production stories will be supplied to major newspaper and magazines in order to establish early name recognition.  Topics will include stories on cast and crew, locations, soundtracks, independent filmmaking and more.

•
A video team will be hired to shoot “behind-the-scenes” footage, which will be used for the future electronic press kit.  These kits typically include interviews of the cast, the director and the producers as well as the film’s trailer and clips.  It represents an essential marketing tool to help develop the film’s profile with the electronic media.

•	The producer will finalize the selection of musical talent and secure musical rights if necessary.

Post-Production

•	Distributors will be invited into the editing room as a way to involve them in the process and generate advance interest in the film.

•	The press kit will be finalized.

•	The films will be submitted to numerous film festivals, including, but not limited to:

o	The Sundance Film Festival;
o	The American Film Market;
o	The Berlin International Film Festival;
o	The Toronto International Film Festival and Market;
o	The Telluride Film Festival;
o	The New Directors/New Film Series presented by the Film Society of Lincoln Center;
o	The Independent Feature Film Market;
o	The Taos Film Festival;
o	The Hamptons Film Festival; and
o	The Tribeca Film Festival.

An aggressive marketing plan of our product will be displayed at these venues.  Through our participation in these festivals we will attract attention to our films, use the buzz created and directly approach both foreign and domestic distributors.  We expect these efforts to enhance our recognition ultimately leading to distribution:

•	A rough cut of the film’s trailer will be assembled.

•	Theatrical distribution deals will be closely examined, particularly regarding print and advertising commitments.

•	The producer will work closely with distributors to create an advertising campaign and promotional platform for the film.

Distribution

There are two traditional roads a film can take towards distribution.  For an independent film, the most likely route is the purchase of worldwide rights by one of a number of distribution companies.  These companies buy films, present them in theaters and exploit the film in all other markets.  Some large distributors have sister companies or a division that deals specifically with low-budget independent films.

Competing with these specialty divisions are the many “independent distributors” which are unaffiliated with the major studios and acquire and distribute specialized films through their own “studio-like” infrastructure, such as Weinstein Co. and others.

The other traditional route that may be explored is to distribute the films, via a sales agent, through the various available markets.  We will seek to exploit seven principal motion picture markets:  (i) theatrical release, (ii) home video/DVD, (iii) pay cable services, (iv) pay-per-view, (v) independent television, (vi) foreign markets, and (vii) other markets.

Another emerging trend in distribution is content on demand provided digitally through the internet on home computers and on portable hand held devices such as iPod.  Soon, movies will come pouring through the internet and may provide fresh opportunities for low budget independently produced films.

The producers will simultaneously explore all options and ultimately adopt the one that maximizes the greatest exposure for the film and return to investors.

Current Project Description – Buzz Kill

On April 1, 2007, we acquired all rights, title and interest in and to the screenplay entitled “BuzzKill,” written by Steven Kampmann and Matt Smollon.  Pursuant to the Literary Purchase Agreement, dated April 1, 2007, each of Messrs. Kampmann and Smollon received the following compensation:  (i) $6,250, (ii) $12,731 in deferred compensation and (iii) contingent compensation equal to 3.5% of the “net proceeds” of the Film.  Messrs. Kampmann and Smollon will receive an additional $25,000, if the Film’s North American (i.e., the United States and Canada) theatrical box office receipts reach $15,000,000 and an additional $25,000 thereafter for each $15,000,000 in theatrical box office receipts reached thereafter.

On April 13, 2007, Buzz Kill hired Mr. Kampmann to direct the Film.  Pursuant to a Director Agreement, dated April 13, 2007, for his director services, Mr. Kampmann received the following compensation:  (i) $20,000, (ii) $50,000 in deferred compensation, (iii) an additional $10,000 for every $100,000 by which the final, actualized budget exceeds $650,000 and (iv) contingent compensation equal to 5% of the “net proceeds” of the Film.  Mr. Kampmann will also receive, as the Film’s director, an additional $25,000 if the Film’s North American (i.e., the United States and Canada) theatrical box office receipts reach $15,000,000 and an additional $25,000 thereafter for each $15,000,000 in theatrical box office receipts reached thereafter.

Pursuant to an investment agreement, dated May 1, 2007, with Buzz Kill, we provided financing to Buzz Kill in the amount of $800,000 for the production (principal photography only) and exploitation of BuzzKill.  Under the agreement, we received a “first priority” right of recoupment of the financing amount and a 20% premium.  In addition, we are entitled to a percentage of the “net proceeds” of the Film, calculated as a percentage equal to 50% of the fraction with a numerator equal to the amount of our financing and a denominator equal to the amount of the final, actualized budget of the Film. Buzz Kill agreed (i) that the net cost of the Film (that is, the cost of actually producing and shooting the Film and not including such costs as distribution and promotion) would not exceed $1,100,000 without the written consent of our Company, and (ii) to limit its financing debt to $300,000 plus 20%.

In February 2008, through Buzz Kill, we completed post-production of the Film, and began to market the Film and secure distribution. We secured the services of a sales representative to assist us in guiding the Film through the festival and distribution process and, on May 13, 2010, Buzz Kill executed a trademark license agreement with Second City, Inc. Pursuant to this agreement, we acquired a non-exclusive right to use the “Second City” trademark in connection with the distribution of the Film, in exchange for payment of a royalty to Second City equal to 10% of the producer gross receipts, as defined in the agreement. On May 19, 2010, Buzz Kill executed a contest agreement with Reed Business Information and uPlaya Music Intelligence Solutions, Inc. (“uPlaya”), whereby uPlaya would provide hosting services for a contest to select a song for BuzzKill, and the contest would be co-branded and co-marketed from the media outlets of Variety, the weekly entertainment-trade magazine published by Reed Business Information. The contest ran through November 30, 2010. A team of celebrity judges selected a final winner, the Silent Critics, a rock band from Arlington, Virginia. The winning song, "The Perfect Dance," was put into the Film. Both the Film and the band were profiled on Variety.com, on uPlaya.com, and promoted through the Variety and uPlaya social networks.

In January 2011, we completed a domestic DVD/TV distribution arrangement with Indican Pictures, a Los Angeles-based distribution company, which, we expect, should enable BuzzKill to be publicly available sometime in 2012 although we cannot assure you of this timetable. Indican has committed $50,000 going forward, to the marketing efforts of the Film and has agreed to pick up certain deliverable costs. We have retained the theatrical rights and are currently exploring options for a small theatrical release.

To date, we have participated with BuzzKill in the following film festivals:

•	New Jersey Film Festival at Cape May (Winner People’s Choice Award, Best Feature Film);
•	The Woods Hole Film Festival;
•	The Philadelphia Independent Film Festival;
•	The Big Easy Film Festival (Winner Best Feature Film Comedy and Best Director);
•	The Jersey Shore Film Festival; and
•	The Hollywood Film Festival.

BuzzKill won the People’s Choice Award for Best Feature Film at the 2008 NJ State Film Festival at Cape May and Best Comedy Feature Film and Best Director at the Big Easy.

In conjunction with our film distribution efforts for Buzz Kill, we entered into a license agreement for the Film with a popular entertainment entity and we hope this approach will open up a number of marketing opportunities.  The more a production has to offer in terms of promotion and advanced publicity, the more appealing it is to domestic theatrical distributors.

Although Buzz Kill will continue to work with Indican and will be exploring several low-cost marketing ideas, independent of the distributor, we are not very hopeful about the future prospects for retail sales of BuzzKill. At this time, we do not believe that sales of BuzzKill, if any, will generate any material revenues for the distributors, Buzz Kill or us and we do not believe that we will be able to recover, in a material way, any costs expended so far by us or Buzz Kill relating to the Film. As a result of these conclusions, we have decided to write down our capitalized film costs to $0.

Competition

The independent film market today is very mature, with countless production companies, films and other media productions.  We would be competing against these companies, films and other media productions.

Although the industry is intense, we believe our business model will be successful.  Our Company does not target any specific genre of films. Each project will stand on its own. Generally, we seek quality scripts that are intelligent and entertaining. In addition, we will continue to choose scripts that can be produced with a low budget and have large commercial appeal. We believe our current film, BuzzKill, meets all of these criteria and should appeal to those people who enjoy comedy/dark comedies. It remains to be seen, however, whether our films will sustain in this intense market.

Compliance with Government Regulation

We do not believe that government regulation will have a material impact on the way we conduct our business.

Patents, Trademarks, and Licenses

We do not presently own, either directly or beneficially, any patents or trademarks.  The film BuzzKill does, however, have copyright protection.

Research and Development

We have not performed any research and development since our inception.

Compliance with Government Regulation

We do not believe that government regulation will have a material impact on the way we conduct our business.

Patents and Trademarks

We do not own, either legally or beneficially, any patent or trademark.  We own a literary property currently entitled “Buzz Kill,” a registered copyright property.

Research and Development Expenditures

We have not incurred any research or development expenditures since our incorporation.

Description of Property

Our corporate offices are currently located at 166 East 34th Street, Suite 18K, New York, NY  10016.  Our corporate telephone number is (917) 687-6623.

LEGAL PROCEEDINGS

From time to time we may be involved in claims arising in the ordinary course of business.  To our knowledge, no legal proceedings, government actions, administrative actions, investigations or claims are currently pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business and financial condition.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Set forth below is information regarding our directors, executive officers and key personnel.

Executive Officers, Directors and Key Employees

Directors serve until the next annual meeting of the stockholders; until their successors are elected or appointed and qualified, or until their prior resignation or removal.  Officers serve for such terms as determined by our board of directors.  Each officer holds office until such officer’s successor is elected or appointed and qualified or until such officer’s earlier resignation or removal.  No family relationships exist between any of our present directors and officers.

The following table sets forth certain information, as of December 30, 2011, with respect to our directors and executive officers.

Name	Positions Held	Age

Thomas H. Hanna, Jr.	President, Treasurer and Director	44

Our directors and officers hold office until the earlier of their death, resignation or removal or until their successors have been duly elected and qualified.  Our officers are appointed by the board of directors and serve at the discretion of the board.  There are no family relationships among our directors and executive officers.

Thomas H. Hanna, Jr. has been an attorney in New York City since 1992 and has a wide range of legal experiences including litigation, real estate and entertainment.  He has extensive experience as a producer in film, television and theatre.  Most recently he has produced the off-Broadway shows, Pieces (of ass) (2003-Present) through his production company, New Scenario Entertainment, and Voyage of the Carcass (2006).  From 2005-2006, he produced and developed several television projects for Steven Van Zandt’s company, Renegade Nation.  From 2000-2001, Mr. Hanna was the producer of the Shooting Gallery Film Series for Shooting Gallery Entertainment where he oversaw all aspects of the series.  He has served as legal counsel and co-producer on the short film Death of the Monkey (1996) by David Goldsmith and has worked on numerous feature films.  His independent film credits include being the assistant location manager on Better Living (1998) with Olympia Dukakis and location manager on Hamlet (1998) with Ethan Hawke, Bill Murray, Liev Schreiber and Sam Shepard; Dummy (2000) by Gregory Pritikin with Adrien Brody; Perfume (2000) with Jeff Goldblum and Paul Sorvino; Maze (1999) with Laura Linney; and Heartbreak Hospital (1999) by Ruedi Gerber.  Mr. Hanna received his J.D. from Widener University School of Law in 1991 and his B.A. in Economics from St. Michael’s College in 1987.

During our development stage, our president intends to devote his full business time to our business.

Employment Agreements

Our only employee is our one executive officer.  We do not presently compensate our executive officer for his services as such and do not have an employment agreement with him.  As described in greater detail in “Certain Relationships and Related Transactions and Director Independence-Compensation”, however, we have compensated Mr. Hanna for services provided in connection with the film BuzzKill and may compensate him further.

Term of Office

Our directors are appointed for a period of one year or until such time as their replacements have been elected by our stockholders.  The officers of the Company are appointed by our board of directors and hold office until their resignation or removal.

Board of Directors

Currently, our sole director serves as our sole executive officer and, as such, is not an independent director.   We do not pay our directors for attending board meetings.  They are reimbursed, however, for their expenses, if any, for attendance at meetings of the Board of Directors.  Our Board of Directors may designate from among its members an executive committee and one or more other committees but has not done so to date.  We do not have a nominating committee or a nominating committee charter.  Further, we do not have a policy with regard to the consideration of any director candidates recommended by security holders.  To date this has not been a problem as no security holders have made any such recommendations.  Our entire board performs all functions that would otherwise be performed by committees.  If we are able to grow our business and increase our operations we intend to expand the size of our board and allocate responsibilities accordingly.

Board Committees

We have not yet established any committees of our Board of Directors or related charters. We are not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which requires us to have committees or charters.  Our Board of Directors may, in the future, designate from among its members an executive committee, audit committee, nominating committee, compensation committee, and one or more other committees.  Our entire Board of Directors performs all functions that would otherwise be performed by committees.

Audit Committee

We do not have a standing audit committee, an audit committee financial expert, or any committee or person performing a similar function.  We currently have limited working capital and no revenues.  Management does not believe that it would be in our best interests at this time to retain independent directors to sit on an audit committee.  If we are able to raise sufficient financing in the future, then we will likely seek out and retain independent directors and form an audit, compensation committee and other applicable committees.

Director Independence

We are not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be “independent” and, as a result, we are not at this time required to have our Board of Directors comprised of a majority of “Independent Directors.”

Shareholder Communications

Currently, we do not have a policy with regard to the consideration of any director candidates recommended by security holders.  To date, no security holders have made any such recommendations.

Leadership Structure

Our Board currently has one (1) member as follows: Mr. Thomas Hanna.  Ms. Dylan Hundley and Ms. Kristie Rubendunst each resigned from our Board effective August 6, 2010.

We are a small, development stage company which has yet to achieve operating revenues.   Mr. Hanna also serves as our sole executive officer.  We believe that our present management structure is appropriate for a company of sour size and state of development.

Our board is actively involved in our risk oversight function and undertakes our risk oversight function.  This review of our risk tolerances includes, but is not limited to, financial, legal and operational risks and other risks concerning our reputation and ethical standards.

Compliance with Section 16(a) of the Exchange Act

Our common stock is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, our officers, directors and principal stockholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

Code of Ethics

In March 2009 we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer or Controller and persons performing similar functions.  A copy of our Code of Ethics will be provided to any person requesting same without charge.  To request a copy of our Code of Ethics, please make written request to our President c/o Eastern Resources, Inc. at 4 Park Avenue, Suite 16K, New York, NY 10016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock known by us as of December 30, 2011 by:

•	each person or entity known by us to be the beneficial owner of more than 5% of our common stock;
•	each of our directors;
•	each of our executive officers; and
•	all of our directors and executive officers as a group.

The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on such date and all shares of our common stock issuable to such holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by such person at said date which are exercisable within 60 days of December 30, 2011.  Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent such power may be shared with a spouse.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)

Thomas H. Hanna, Jr. c/o Eastern Resources, Inc. 4 Park Avenue, Suite 16K New York, NY 10016	Common Stock	5,755,000 shares	27.9%

All officers and directors as a group (1 person)	Common Stock	5,755,000 shares	27.9%

Dylan Hundley	Common Stock	5,751,000 shares	27.9%
283 3rd Street Jersey City, NJ 07302

Mark Tompkins	Common Stock	1,100,000 shares	5.3%
Mantegazza, piano 7, app 722 Via Riva Paradiso 2 CH 6900 Lugano-Paradiso, Switzerland

Westindies Enterprise Ltd	Common Stock	1,250,000 shares	6.6%
Beethovenstrasse 7 PO Box 2755 CH-8022 Zurich Switzerland

(1)          As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days.  Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.

(2)          There were 20,629,000 shares of our common stock issued and outstanding on December 30, 2011.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation paid or accrued by us during the two fiscal years ended December 31, 2011 and 2010 to (i) all individuals that served as our principal executive officer or acted in a similar capacity for us at any time during the fiscal year ended December 31, 2011; (ii) all individuals that served as our principal financial officer or acted in a similar capacity for us at any time during the fiscal year ended December 31, 2011; and (iii) all individuals that served as executive officers of ours at any time during the fiscal year ended December 31, 2011 that earned annual compensation during the fiscal year ended December 31, 2011 in excess of $100,000.

Summary Compensation Table

Name and Principal Position	Year		Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Grant Date Fair Value of Stock and Stock Option Awards ($)	Non- Equity Incentive Plan Compen-sation ($)	Change in Pension Value and Non- qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)

Thomas H. Hanna,	2011	(1)	0	0	0	0	0	0	0	0	0
Jr., Chief Executive and Financial Officer	2010	(1)	0	0	0	0	0	0	0	0	0

(1)           Excludes payments made or payable to Mr. Hanna for his services as a producer on the film BuzzKill.  Mr. Hanna’s compensation under the related producer agreement dated August 1, 2007 includes (i) $25,000 paid in 2007; (ii) $25,000 presently due and payable; and (iii) $150,000 contingent compensation related to the “net proceeds” generated by the film BuzzKill. See “Certain Relationships and Related Transactions, and Director Independence—Compensation payable.”

We have not issued any stock options or maintained any stock option or other incentive plans since our inception. We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Outstanding Equity Awards at Fiscal Year-End

We have not issued any stock options or maintained any stock option or other incentive plans since our inception.  We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.  Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

As of the date hereof, we have not entered into employment contracts with any of our officers and do not intend to enter into any employment contracts until such time as it profitable to do so.

Compensation of Directors

None of our directors receives any compensation for serving as such, for serving on committees of the board of directors or for special assignments.  During the fiscal year ended December 31, 2011, there were no other arrangements between us and our directors that resulted in our making payments to any of our directors for any services provided to us by them as directors.

Indemnification

Under our bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest.  We may advance expenses incurred in defending a proceeding.  To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney’s fees.  With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.  The indemnification is intended to be to the fullest extent permitted by the laws of the State of Delaware.

Regarding indemnification for liabilities arising under the Securities Act, which may be permitted to directors or officers under Delaware law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below and in this prospectus, there have been no transactions, or currently proposed transactions, in which we were or are to be a participant and the amount involved exceeds the lesser of $120,000 or 1% of the average of our total assets at year end for the last two completed fiscal years and in which any of our directors, executive officers or beneficial holders of more than 5% of our outstanding common stock, or any of their respective immediate family members, has had or will have any direct or material indirect interest.

On August 1, 2007, Mr. Hanna entered into a producer agreement with Buzz Kill pursuant to which he provided preparation, general production and post-production services in connection with the film, BuzzKill. Mr. Hanna rendered non-exclusive services commencing two weeks prior to the scheduled starting date of principal photography until the “wrapping” of the film. Mr. Hanna’s compensation under the agreement includes (a) an amount equal 5% of the actualized budget of the film, of which $25,000 was paid and the remaining $25,000 is due and payable, (b) $150,000 in deferred compensation and (c) contingent compensation in an amount equal to the remaining percentage of any “net proceeds” generated by the Film after deducting all third party profit participations. As of the date hereof, after deducting existing third party profit participations, Mr. Hanna’s contingent compensation would be approximately 14.25% of the “net proceeds” generated by the Film. This percentage may be reduced if we grant profit participation to other third parties in connection with securing additional financing or distribution arrangement for the Film.

In June 2007, Mr. Hanna in an oral agreement made an interest free bridge loan, the Hanna Loan, to Buzz Kill, Inc. in the amount of $100,000. As of December 31, 2010, the balance on the Hanna Loan was $40,000. The loan is payable on demand.

On September 10, 2010, Buzz Kill issued the Senior Note in the principal amount of $15,000 to Gottbetter Capital Group, Inc., one of our five percent stockholders, for that party’s $15,000 loan to Buzz Kill. As a condition to this loan, all of the holders of the 2007 Notes and, in connection with the Hanna Loan, Thomas Hanna, signed a subordination agreement pursuant to which payment and performance of any and all obligations under the 2007 Notes and the Hanna Loan are subordinated to the Senior Note.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the shares of common stock are sold through underwriters, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. All selling stockholders who are broker-dealers are deemed to be underwriters. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions other than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of our common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are paying all fees and expenses incident to the registration of the shares of common stock. We are not paying any of the expenses of any attorney or other advisor engaged by a selling stockholder.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will file a post-effective amendment to the registration statement. If the selling stockholders use this prospectus for any sale of the shares of our common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Our common stock is currently quoted on the OTCQB tier of the OTC Markets and trades below $5.00 per share; therefore, the common stock is considered a “penny stock” and subject to SEC rules and regulations which impose limitations upon the manner in which such shares may be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding such a purchaser and receive such purchaser’s written agreement to a transaction prior to sale. These regulations have the effect of limiting the trading activity of the common stock and reducing the liquidity of an investment in the common stock.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 300,000,000 shares of common stock, with a par value of $0.001 per share, and 5,000,000 shares of preferred stock, with a par value of $0.001 per share.  As of December 30, 2011, there were 20,629,000 shares of our common stock issued and outstanding.  Our shares are held by 30 stockholders of record.  We have not issued any shares of preferred stock.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.  Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power.  Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Holders of our common stock representing more than fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders.  A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation or merger, and the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of all the outstanding voting shares is required to amend our certificate of incorporation.  Our certificate of incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

We are authorized to issue 5,000,000 shares of “blank check” preferred stock, none of which is designated, issued or outstanding.  Our board of directors is vested with authority to divide the shares of preferred stock into series and to fix and determine the relative designation, powers, preferences and rights of the shares of any series and the qualifications, limitations, or restrictions or any unissued series of preferred stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock.  We currently intend to retain future earnings, if any, to finance the expansion of our business.  As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

Options

We have not issued and do not have outstanding any options to purchase shares of our common stock.

Convertible Securities

On May 8, 2009, we entered into a securities purchase agreement with Milestone Enhanced Fund Ltd. (“Milestone”). Under the purchase agreement, we issued to Milestone a convertible promissory note (“Promissory Note”), convertible into the Company’s common stock, in the amount of $45,000.  At any time, subject to a written notice of conversion, Milestone may convert any portion of the outstanding and unpaid principal and interest balance due on the Promissory Note into shares of our common stock at a conversion price to be mutually determined by the Milestone and us. Any conversion of any portion of the Promissory Note shall be deemed to be a prepayment of principal, without any penalty, and shall be credited against future payments of principal in the order such payments become due or payable.  The Promissory Note bears interest at the rate of 8.25% per annum and is payable at maturity, November 8, 2012.

On January 29, 2010, we issued to Paramount Strategy Corp. (“Paramount”) a convertible promissory note (“Paramount Promissory Note”) amounting to $70,000.  At any time, subject to a written notice of conversion, Paramount may convert any portion of the outstanding and unpaid principal and interest balance due on the Paramount Promissory Note into shares of our common stock at a conversion price (the “Fixed Conversion Price”) of $0.10 per share. So long as the Paramount Promissory Note is outstanding, if the Company issues shares of its common stock at a price below the Fixed Conversion Price, the Fixed Conversion Price shall be reduced to such other lower price. The Fixed Conversion Price and number of shares to be issued upon conversion shall also be subject to adjustment from time to time upon the happening of certain other events, in particular in the event a merger or sale of the Company’s assets, reclassification, or change in the Company’s common stock, and in the event of stock splits, combinations or dividends. The Paramount Promissory Note bears interest at the rate of 10% per annum and is payable at its maturity on January 28, 2013, unless its term is mutually extended by Paramount and us.

Between April and June, 2011, our Company completed an offering of $135,500 in principal amount of 18-month, 10% convertible notes.  The principal and accrued interest on the 2011 Notes will be mandatorily converted into the securities or instruments issued by our Company in the next financing in which our Company raises a minimum of $1,000,000, at a price equal to either (a) the price per share of stock (or unit of stock and other securities) paid by investors in the next securities offering or other financing by our Company, if the financing is an issuance of stock (or units of stock and other securities), or (b) the price paid by investors in the next securities offering or other financing by our Company, expressed as a percentage of the face amount of debt securities, if the financing is an issuance of debt securities (or units of debt securities and other securities) (including debt securities convertible into stock).

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Gottbetter & Partners, LLP, New York, New York.

INTERESTS OF NAMED EXPERTS

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries.  Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

Sherb & Co., LLP, has audited our financial statements included in this prospectus and registration statement to the extent and for the periods set forth in its audit report.  Sherb & Co, LLP has presented its report with respect to our audited financial statements.  The report of Sherb & Co, LLP is included in reliance upon its authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that we will indemnify an officer, director, or former officer or director, to the full extent permitted by law. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered through this prospectus.  This prospectus is filed as a part of that registration statement, but does not contain all of the information contained in the registration statement and exhibits.  Statements made in the registration statement are summaries of the material terms of the referenced contracts, agreements or documents.  We refer you to our registration statement and each exhibit attached to it for a more detailed description of matters involving our company, and the statements we have made in this prospectus are qualified in their entirety by reference to these additional materials.  You may read and copy the registration statement, exhibits and schedules we filed with the Securities and Exchange Commission at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 a.m. and 3:00 p.m.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.  Our registration statement and the referenced exhibits can also be found on this site.

EASTERN RESOURCES, INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3

Consolidated Statements of Operations for the years ended December 31, 2010 and 2009 and for the period from Inception (March 15, 2007) to December 31, 2010	F-4

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) for the period from Inception (March 15, 2007) to December 31, 2010	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2010 and 2009 and for the period from Inception (March 15, 2007) to December 31, 2010	F-6

Notes to Consolidated Financial Statements	F-7 – F-16

Consolidated Balance Sheets as of September 30, 2011 (Unaudited) and December 31, 2010 (Audited)	F-17

Consolidated Statements of Operations for the three and nine month periods ended September 30, 2011 (Unaudited) and September 30, 2010 (Unaudited) and the period from March 15, 2007 (Inception) to September 30, 2011 (Unaudited)
F-18

Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2011 (Unaudited) and September 30, 2010 (Unaudited) and for the period from March 15, 2007 (Inception) to September 30, 2011 (Unaudited)
F-19

Notes to the Unaudited Consolidated Financial Statements	F-20 – F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Eastern Resources, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Eastern Resources, Inc. and Subsidiary as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2010 and December 31, 2009 and from the period from Inception (March 15, 2007) to December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of Eastern Resources, Inc. and Subsidiary as of December 31, 2010 and 2009 and the results of their operations and their cash flows for the years ended December 31, 2010, 2009, and for the period from Inception (March 15, 2007) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred a net loss since inception and has negative working capital as of December 31, 2010. As a result, the current operations are not an adequate source of cash to fund future operations. This issue among others raises substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP
New York, New York
April 14, 2011

EASTERN RESOURCES INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS

CURRENT ASSETS
Cash	$297	$-
TOTAL CURRENT ASSETS	297	-

Prepaid expenses	5,085	-
Capitalized film costs	1,276,110	1,271,611

TOTAL ASSETS	$1,281,492	$1,271,611

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$133,079	$46,050
Loan payable-stockholder	40,000	40,000
8.25% Convertible debenture	-	47,395
10% Convertible debenture, net of discount of $1,294 and $0, respectively	75,150	-
Compensation payable	355,462	355,462
Derivative liability	219	-
Notes payable—current	-	230,059
TOTAL CURRENT LIABILITIES	603,910	718,966

LONG-TERM LIABILITIES
Notes payable—non-current	269,406	-
8.25% Convertible debenture	51,107	-
TOTAL LIABILITIES	924,423	718,966

STOCKHOLDERS' EQUITY
Preferred stock, $0.001 par value,
10,000,000 shares authorized; none issued	-	-
Common stock, $0.001 par value, 300,000,000 shares authorized; 20,629,000 issued and outstanding at December 31, 2010 and 2009	20,629	20,629
Additional paid-in capital	903,771	903,771
Deficit accumulated in the development stage	(567,331)	(371,755)
TOTAL STOCKHOLDERS' EQUITY	357,069	552,645

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,281,492	$1,271,611
See notes to the consolidated financial statements.

EASTERN RESOURCES INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Year Ended	March 15, 2007 (Inception) to
	December 31, 2010	December 31, 2009	December 31, 2010

Revenues	$-	$-	$-

Operating expenses:
General and administrative	162,151	94,577	513,900
Total operating expenses	162,151	94,577	513,900

Net loss before other income (expense)	(162,151)	(94,577)	(513,900)

Other income (expense):
Interest income	3	3	4,029
Interest expense	(34,503)	(24,032)	(58,535)
Amortization of discount	(2,008)	-	(2,008)
Gain on fair value of derivative liability	3,083	-	3,083

Net loss	$(195,576)	$(118,606)	$(567,331)

Basic and diluted earnings per share	$(0.01)	$(0.01)

Weighted average number of common shares outstanding - basic and diluted	20,629,000	20,629,000

See notes to the consolidated financial statements.

EASTERN RESOURCES INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated During Development Stage	Stock Subscription Receivable	Total Stockholders' Equity
Balance, March 15, 2007 (Inception)	-	$-	$-	$-	$-	$-
Stock issued to founders at par	11,500,000	11,500	-	-	(11,500)	-
Stock issued for cash at $0.10 per share	8,529,000	8,529	844,371	-	-	852,900
Net loss	-	-	-	(153,871)	-	(153,871)
Balance, December 31, 2007	20,029,000	20,029	844,371	(153,871)	(11,500)	699,029
Stock issued for cash at $0.10 per share	600,000	600	59,400	-	-	60,000
Write-off of subscriptions receivable	-	-	-	-	11,500	11,500
Net loss	-	-	-	(99,278)	-	(99,278)
Balance, December 31, 2008	20,629,000	20,629	903,771	(253,149)	-	671,251
Net loss	-	-	-	(118,606)	-	(118,606)
Balance, December 31, 2009	20,629,000	20,629	903,771	(371,755)	-	552,645
Net loss	-	-	-	(195,576)	-	(195,576)
Balance, December 31, 2010	20,269,000	$20,629	$903,771	$(567,331)	$-	$357,069

See notes to the consolidated financial statements.

EASTERN RESOURCES INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

			March 15, 2007
	Year Ended	Year Ended	(Inception) to
	December 31, 2010	December 31, 2009	December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(195,576)	$(118,606)	$(567,331)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain on fair value of derivative liability	(3,083)	-	(3,083)
Amortization of discount on convertible debenture	2,008	-	2,008
Increase in film costs	(4,499)	-	(1,280,719)
Increase in capitalized interest	-	-	33,694
Increase in prepaid expenses	(5,085)	-	(5,085)
Increase in accounts payable and accrued expenses	87,029	34,518	133,079
Officer stock compensation	-	-	11,500
Increase compensation payable	-	-	355,462
NET CASH USED IN OPERATING ACTIVITIES	(119,206)	(84,088)	(1,320,475)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	15,000	-	175,000
Proceeds from loan payable-shareholder	-	-	40,000
Increase in notes payable accrued interest	24,347	21,637	65,321
Proceeds from convertible debenture	70,000	45,000	115,000
Increase in convertible debenture accrued interest	10,156	2,395	12,551
Proceeds from issuance of common stock	-	-	912,900
NET CASH PROVIDED BY FINANCING ACTIVITIES	119,503	69,032	1,320,772

INCREASE (DECREASE) IN CASH	297	(15,056)	297
CASH-BEGINNING OF PERIOD	-	15,056	-
CASH-END OF PERIOD	$297	$-	$297

SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID FOR:
Interest	$-	$-
Income taxes	$-	$-

See notes to the consolidated financial statements.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

Note 1 - Organization, Nature of Operations and Basis of Presentation

Eastern Resources, Inc. (the “Company”) was incorporated in the State of Delaware on March 15, 2007. On that date the Company acquired Buzz Kill, Inc. (“Buzz Kill”), for 11,500,000 common shares. The Company, through Buzz Kill, completed production of a feature length major motion picture entitled “ BuzzKill ,” and plans to market it to distributors in the United States and abroad. The Company plans to produce a wide range of independent films outside the traditional studio system. The Company intends to distribute films for theatrical release, and exploit methods of delivery worldwide. The Company intends to execute its business plan through the acquisition of unique films from a broad spectrum of independent writers, directors, and producers. Each project will become an independent production company, created as a subsidiary of the Company. The Company plans to fund the projects and maintain ownership of the films with the intent of building a film library with the rights to DVD, book, and other reproductive media for sale to the public.

On May 13, 2010, Buzz Kill executed a trademark license agreement with Second City, Inc. (“Second City”). Pursuant to the Agreement, the Company acquired a non-exclusive right to use the “Second City” trademark in connection with the distribution of the film, in exchange for payment of a royalty to Second City equal to 10% of the producer gross receipts, as defined in the agreement. On May 19, 2010, Buzz Kill executed a contest agreement with Reed Business Information and uPlaya Music Intelligence Solutions, Inc. (“uPlaya”), whereby uPlaya would provide hosting services for a contest to select a song for BuzzKill, and the contest would be co-branded and co-marketed from the media outlets of Variety, the weekly entertainment-trade magazine published by Reed Business Information. The contest ran through November 30, 2010. A team of celebrity judges selected a final winner, the Silent Critics, a rock band from Arlington, Virginia. The winning song, "The Perfect Dance," was put into the film. Both the film and the band will be profiled on Variety.com, on uPlaya.com, and be promoted through the Variety and uPlaya social networks.

In September 2010, the Company signed a domestic DVD and television distribution agreement with Indican Pictures, a Los Angeles-based distribution company. The Company will be working in conjunction with the distributor to provide and assist in marketing efforts on behalf of the film, leading up to and continuing through its release. Indican will market and distribute the film in exchange for a percentage of royalties. As such, additional out-of-pocket expenses for marketing and sales would be minimal. The distributor has committed $50,000 to the marketing efforts of the film and has agreed to pay for certain deliverable costs. The Company expects the title to be available for public consumption during the summer of 2011.

The Company intends to raise additional capital through the issuance of debt and/or equity securities to provide financing for marketing and distribution activities.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements of the Company include those of the Company and its wholly owned subsidiary, Buzz Kill, Inc. All significant inter-company accounts and transactions have been eliminated in consolidation.

Reclassifications – Certain amounts in prior periods have been reclassified to conform to current period presentation.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid short-term investments with a remaining maturity of three months or less when purchased, to be cash equivalents. These investments are carried at cost, which approximates fair value.

Capitalized Film Costs – Film costs include all direct negative costs incurred in the physical production of the film, as well as allocated production overhead. Such costs include story costs and scenario; compensation of cast, directors, producers, and extras; set construction and operations; wardrobe and accessories; sound synchronization; location expenses and post production costs, including music, special effects, and editing. Film costs are amortized based on the ratio of current period gross revenues to estimated remaining ultimate revenues from all sources on an individual production basis. Estimated ultimate revenues are revised periodically and the carrying values of the films are evaluated for impairment. Losses, if any, are provided in full.

As of December 31, 2010 and December 31, 2009, the Company is not yet able to reasonably estimate projected revenues; therefore, the Company has not recorded any amortization expense to-date.

Fair Value of Financial Instruments – The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, prepaid expenses, accounts payable, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes – Income taxes are accounted for in accordance with the provisions of FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

Revenue Recognition – The Company recognizes revenues from the sale or licensing arrangement of a film upon delivery of a completed film or the commencement of a licensing period. The Company had substantially completed film production at December 31, 2010, but realized no revenues as of that date.

Advertising Costs – Advertising costs are expensed as incurred. Expenditures for the twelve months ended December 31, 2010 and December 31, 2009 were insignificant.

Net Income (Loss) Per Common Share – Net income (loss) per common share is computed using the weighted average number of shares outstanding. Potential common shares includable in the computation of fully diluted per share results are not presented in the financial statements as their effect would be anti-dilutive.

Subsequent Events – Management evaluated subsequent events to determine if events or transactions occurring through the date at which the financial statements were available to be issued required disclosure. Management determined that no such events have occurred that would require adjustment to or disclosure in the financial statements.

New Accounting Pronouncements –

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements” as an update to ASC Topic 820, “Fair Value Measurements and Disclosures” . This ASU requires new disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The adoption of this accounting standard update did not have a material impact on the Company’s consolidated financial statements.

Effective January 29, 2010, the Company adopted FASB ASC Topic 815 – 40, “Derivatives and Hedging - Contracts in Entity’s Own Stock.” The adoption of this Topic can affect the accounting for warrants and many convertible instruments with provisions that protect holders from a decline in the stock price (or “down-round” provisions). The Company adopted ASC Topic 815 – 40 as a result of the Company issuing a convertible note on January 29, 2010. As such, the embedded feature convertible option on the January 29, 2010 convertible note is classified as liabilities as of January 29, 2010 as this is an exercise price reset feature and is not deemed to be indexed to the Company’s own stock. See Note 6 for further discussion.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3 - Going Concern

The Company at present has insufficient funds to sustain the cash flows required to meet the anticipated operating costs to be incurred in the next twelve months. Management intends to sell additional equity and/or debt securities in the future to supplement potential revenues. However, there can be no assurance that the Company will be successful in raising significant additional funds. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 4 - Notes Payable

In 2007, Buzz Kill issued 10% Subordinated Debenture Notes (the “2007 Notes”) aggregating $160,000 payable to four persons. The 2007 Notes included accrued interest compounded monthly, and become due and payable on varying dates in the year 2010. The 2007 Notes are subordinated to monies payable to trade payables, to the Hanna Loan (defined below) payable to Mr. Hanna, an officer and major stockholder, and to the Senior Note (defined below). The Company agreed to pay the 2007 Notes holders an additional premium of 20% of the original principal $32,000, upon the future repayment of the 2007 Notes and accrued interest thereon, which has been recorded at present value of $24,324. Such amount was calculated using 10% per annum compounded monthly. The 2007 Notes holders’ rights to receive the premium survive any redemption of the 2007 Notes. In addition to the repayments of principal, accrued interest and premium, the 2007 Notes holders will be entitled to a 12% participation in the film’s net proceeds as defined in the agreements.

On July 26, 2010, one of the 2007 Notes with a principal amount of $50,000, bearing 10% interest, matured. The Company obtained an extension of the maturity date, amending the maturity date from July 26, 2010 to July 26, 2012.

On August 1, 2010, one of the 2007 Notes with a principal amount of $5,000, bearing 10% interest, matured. The Company obtained an extension of the maturity date, amending the maturity date from August 1, 2010 to August 1, 2012.

On August 1, 2010, another of the 2007 Notes with a principal amount of $5,000, bearing 10% interest, matured. The Company obtained an extension of the maturity date, amending the maturity date from August 1, 2010 to August 1, 2012.

One of the 2007 Notes in the principal amount of $100,000, bearing 10% interest, was set to mature on October 17, 2010, and the holder agreed on September 10, 2010 to extend the maturity date to October 17, 2012.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

On September 10, 2010, Buzz Kill issued a 10% senior note due on April 15, 2012 in the principal amount of $15,000 (the “Senior Note”) to an unaffiliated third party for that party’s $15,000 loan to Buzz Kill. As a condition to this loan, all of the holders of the 2007 Notes and, in connection with the Hanna Loan, Thomas Hanna, signed a subordination agreement, pursuant to which payment and performance of any and all obligations under the 2007 Notes and the Hanna Loan are subordinated to the Senior Note. The related cash proceeds were received on October 15, 2010.

At December 31, 2010 and December 31, 2009, the Company recorded related accrued interest of $24,347 and $21,637, respectively. The total accrued interest from the date of the agreement in 2007 amounts to $65,321 as of December 31, 2010.

Note 5 - Loan Payable-Stockholder

In July 2007, the Company received a bridge loan of $100,000 from Mr. Hanna (the “Hanna Loan”). Subsequent repayments of $60,000 have reduced the Hanna Loan to an outstanding amount of $40,000 as of December 31, 2010. The Hanna Loan is unsecured, interest free, and repayable on demand. As a result of the issuance of the Senior Note, the Hanna Loan is now subordinated to the Senior Note.

Note 6 - Convertible Note Payable and Derivatives

8.25% Convertible Debenture

On May 8, 2009, the Company entered into a securities purchase agreement with Milestone Enhanced Fund Ltd. (“Milestone” or “Holder”). Under the purchase agreement, the Company issued to Milestone a convertible promissory note (“Promissory Note”), convertible into the Company’s common stock, in the amount of $45,000.

At any time, subject to a written notice of conversion, the Holder may convert any portion of the outstanding and unpaid principal and interest balance due on the Promissory Note into the Company’s common shares at a conversion price to be mutually determined by the Company and the Holder. Any conversion of any portion of the Promissory Note shall be deemed to be a prepayment of principal, without any penalty, and shall be credited against future payments of principal in the order such payments become due or payable.

The Promissory Note bears interest at the rate of 8.25% per annum and was payable at maturity, November 8, 2010, together with any accrued and unpaid interest. The Company extended the maturity date on this Promissory Note to November 8, 2012.

In the event of default due to non-payment of principal and interest at maturity date, the Holder would have the right to all legal remedies available for it to pursue collection, and the Company shall bear all reasonable costs of collection, including but not limited to attorney’s fees.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

At December 31, 2010 and December 31, 2009, the Company recorded accrued interest of $3,712 and $2,395, respectively, related to the convertible debenture. The total accrued interest from the date of the agreement amounts to $6,107 as of December 31, 2010.

10% Convertible Debenture

On January 29, 2010, the Company issued to Paramount Strategy Corp. (“Paramount”) a convertible promissory note (“Paramount Promissory Note”) amounting to $70,000.

At any time, subject to a written notice of conversion, Paramount may convert any portion of the outstanding and unpaid principal and interest balance due on the Paramount Promissory Note into the Company’s common shares at a conversion price (the “Fixed Conversion Price”) of $0.10 per share. So long as the Paramount Promissory Note is outstanding, if the Company issues shares of its common stock at a price below the Fixed Conversion Price, the Fixed Conversion Price shall be reduced to such other lower price. The Fixed Conversion Price and number of shares to be issued upon conversion shall also be subject to adjustment from time to time upon the happening of certain other events, in particular in the event a merger or sale of the Company’s assets, reclassification, or change in the Company’s common stock, and in the event of stock splits, combinations or dividends. The Paramount Promissory Note bears interest at the rate of 10% per annum and is payable at its maturity on July 28, 2011, unless its term is mutually extended by both parties.

The Paramount Promissory Note contains ratchet provisions which adjust the exercise price of the embedded feature conversion option if the Company issues common stock at a price lower than the fixed conversion prices in the 10% Paramount Promissory Note. As a result, the Company assessed the terms of the 10% Paramount Promissory Note in accordance with ASC Topic 815 – 40, “Derivatives and Hedging - Contracts in Entity’s Own Stock,” and determined that the underlying embedded feature conversion option is not indexed to the Company’s common stock and is therefore a derivative which should be valued at fair value at the date of issuance and at each subsequent interim period.

As of January 29, 2010 (date of note issuance), the fair value of the derivatives was $3,302. As a result, a discount of $3,302 on the Paramount Promissory Note and a derivative liability of $3,302 were recorded on January 29, 2010. The revaluation of the derivatives as of December 31, 2010 resulted in a value of derivative liability of $219. The change in fair value during the period from January 29, 2010 to December 31, 2010 resulted in a recorded gain on fair value of derivative liability of $3,083 in the accompanying consolidated statement of operations. For the twelve months ended December 31, 2010, the Company also amortized the discount on the note for $2,008.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

The fair value of the derivative was determined using the Black-Scholes option pricing model with the following assumptions:

	January 29, 2010	December 31, 2010
Common stock issuable upon conversion	700,000	700,000
Estimated market value of common stock on measurement date	$0.02	$0.02
Exercise price	$0.10	$0.10
Risk free interest rate (1)	0.82%	0.82%
Term in years	1.49 years	0.57 years
Expected volatility	129%	108%
Expected dividends (2)	0%	0%

(1)	The risk-free interest rate was estimated by management using the U.S. Treasury zero-coupon yield over the contractual term of the note.

(2)	Management estimated the dividend yield at 0% based upon its expectation that there will not be earnings available to pay dividends in the near term.

Note 7 - Fair Value Measurements

As defined in FASB ASC Topic 820 – 10, “Fair Value Measurements and Disclosures,” fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820 – 10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that the Company values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the term of the derivative instruments, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level 3:
Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e. supported by little or no market activity). The Company’s valuation models are primarily industry standard models. Level 3 instruments include derivative warrant instruments. The Company does not have sufficient corroborating evidence to support classifying these assets and liabilities as Level 1 or Level 2.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

As required by FASB ASC Topic 820 – 10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The estimated fair value of the derivative liability was calculated using the Black-Scholes option pricing model (see Note 6).

The following table sets forth, by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements at December 31, 2010
Description	(Level 1)	(Level 2)	(Level 3)	Total Carrying Value
Derivative liability	$-	$-	$219	$219
Total	$-	$-	$219	$219

Note 8 - Compensation Payable

Compensation payable of $355,462 as of December 31, 2010 and 2009 is derived from various agreements entered into by the Company in April and August of 2007. The amounts payable by the Company have not changed from the prior year and will not change until such time that the Company begins to generate revenues from the film, BuzzKill .

Below is a summary of the agreements:

(a)
On April 17, 2007, Ms. Hundley entered into a memorandum agreement with the Company pursuant to which Ms. Hundley agreed to introduce Buzz Kill to third parties who may be interested in lending or investing or in any other way financing all or a portion of the development and/or production of our film, BuzzKill . Under the agreement, Ms. Hundley is entitled to the following payments (i) $40,000 in finder’s fees, of which $20,000 is deferred, (ii) $50,000 in deferred compensation for her producer services, and (iii) contingent compensation in an amount equal to 5% of the “net proceeds” of the film.

(b)
On August 1, 2007, Mr. Hanna entered into a producer agreement with Buzz Kill, Inc. pursuant to which Mr. Hanna will provide preparation, production, and post-production services in connection with the film, BuzzKill . Mr. Hanna’s compensation under the agreement included (a) $50,000, of which $25,000 remained unpaid at December 31, 2008, (b) a deferral in the amount of $150,000, and (c) the remaining “net proceeds” generated by the film after deducting “off-the-top” of all third party profit participations.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

(c)
On April 1, 2007, the Company agreed to purchase all rights, title, and interests in the screenplay (“ BuzzKill ”). The initial consideration was $12,500 and a deferral of $25,462. The Company is contingently obligated for 7% of the net proceeds. If the picture is released as a theatrical motion picture and the box office receipts from exhibition in “North America” reach or exceed $15,000,000, the Company will pay the seller $25,000 and an additional $25,000 for each additional $15,000,000 in receipts thereafter.

(d)
On April 13, 2007, the Company engaged the services of a director for the screenplay “ BuzzKill. ” Agreed upon compensation amounted to $105,000, of which $20,000 was paid, $35,000 was due at December 31, 2008, and $50,000 was deferred. Additional compensation is payable at 5% of the net proceeds. If the picture is released as a theatrical motion picture and box office receipts reach or exceed $15,000,000, the Company will pay the director $25,000 and an additional $25,000 for each $15,000,000 in receipts thereafter.

At December 31, 2010, unpaid compensation as reflected above is included in the balance sheet as compensation payable and is as follows:

(a)	Ms. Hundley	$70,000
(b)	Mr. Hanna, President	175,000
(c)	Story and author’s rights	25,462
(d)	Director	85,000
	Total	$355,462

Note 9 - Income Taxes

The Company accounts for income taxes under FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. This standard additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

For the year end December 31, 2010 and 2009, the benefit for income taxes differs from the amounts computed by applying the statutory federal income tax rate to the loss before provision for income taxes; the reconciliation is as follows:

	2010	2009
Benefit computed at statutory rate	$77,830	$47,442
Income tax benefit not utilized	(77,830)	(47,442)
Net income tax benefit	$-	$-

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

The Company had a net operating loss carry-forward for tax purposes of approximately $364,447 and $559,023 at December 31, 2009 and 2010 which expires in the year 2029 and 2030.  Listed below are the tax effects of the items related to the Company’s net tax asset:

	2010	2009
Tax benefit of net operating loss carry-forward	$211,372	$133,542
Valuation allowance	(211,372)	(133,542)
Net deferred tax asset recorded	$-	$-

Note 10 - Issuance of Common and Preferred Stock

Authorized capital stock consists of 300,000,000 shares of common stock with a par value of $0.001 per share and 10,000,000 shares of preferred stock, with a par value of $0.001 per share. In December 2007, the Company completed a private placement offering of 8,529,000 shares of common stock at a price of $0.10 per share for aggregate proceeds of $852,900. In June 2008, the Company sold an additional 600,000 shares of its common stock to an institutional investor at a price of $0.10 per share for gross proceeds of $60,000.

As of December 31, 2010, there were 20,629,000 shares of common stock issued and outstanding. No preferred stock shares have been issued.

Note 11 - Commitments and Contingencies

On May 13, 2010, the Company entered into a trademark license agreement with Second City, Inc., in which the Company acquired a non-exclusive right to use the “Second City” trademark in connection with the distribution of the film, in exchange for payment of a royalty to Second City equal to 10% of the producer gross receipts, as defined in the agreement.

On May 19, 2010, the Company executed a contest agreement with Reed Business Information and uPlaya Music Intelligence Solutions, Inc., whereby uPlaya would provide hosting services for a contest to select a song for BuzzKill, and the contest would be co-branded and co-marketed from the media outlets of Variety, the weekly entertainment-trade magazine published by Reed Business Information. As per the agreement, the Company paid $3,500 in 2010 to compensate uPlaya for incremental design, technical and administrative set-up costs. The Company agreed to compensate the Grand Prize Winner $1,000. The contest ran through November 30, 2010. The team of celebrity judges selected a final winner, the Silent Critics, a rock band from Arlington, Virginia. The winning song, "The Perfect Dance," was put into the film. Both the film and the band will be profiled on Variety.com, on uPlaya.com, and be promoted through the Variety and uPlaya social networks. As of December 31, 2010, the $1,000 prize amount had been accrued for on the Company’s balance sheet.

In September 2010, the Company signed a domestic DVD and television distribution agreement with Indican Pictures, a Los Angeles-based distribution company. The Company will be working in conjunction with the distributor to provide and assist in marketing efforts on behalf of the film, leading up to and continuing through its release. Indican will market and distribute the film in exchange for a percentage of royalties. As such, additional out-of-pocket expenses for marketing and sales would be minimal. The distributor has committed $50,000 to the marketing efforts of the film and has agreed to pay for certain deliverable costs. The Company expects the title to be available for public consumption during the summer of 2011.

EASTERN RESOURCES, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	September 30, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash	$32,051	$297
TOTAL CURRENT ASSETS	32,051	297

Prepaid expenses	3,698	5,085
Capitalized film costs	-	1,276,110

TOTAL ASSETS	$35,749	$1,281,492

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$64,325	$133,079
Loan payable—stockholder	40,000	40,000
Compensation payable	355,462	355,462
TOTAL CURRENT LIABILITIES	459,787	528,541

LONG-TERM LIABILITIES
Notes payable—non-current	290,130	269,406
8.25% Convertible debenture	53,892	51,107
10% Convertible debenture	135,955	-
10% Convertible debenture, net of discount of $1,040 and $1,294 as of September 30, 2011 and December 31, 2010, respectively	80,638	75,150
Derivative liability	919	219
TOTAL LIABILITIES	1,021,321	924,423

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock, $0.001 par value, 10,000,000 shares authorized; none issued	-	-
Common stock, $0.001 par value, 300,000,000 shares authorized; 20,629,000 issued and outstanding at September 30, 2011 and at December 31, 2010	20,629	20,629
Additional paid-in capital	903,771	903,771
Deficit accumulated in the development stage	(1,909,972)	(567,331)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(985,572)	357,069

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$35,749	$1,281,492
See notes to the unaudited consolidated financial statements.

 EASTERN RESOURCES, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

					March 15, 2007
	Three Months Ended		Nine Months Ended		(Inception) to
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010	September 30, 2011

Revenues	$-	$-	$-	$-	$-

Costs of revenues:
Impairment of capitalized film costs	(1,276,111)	-	(1,276,111)	-	(1,276,111)
Total costs of revenues	(1,276,111)	-	(1,276,111)	-	(1,276,111)

Gross profit	(1,276,111)	-	(1,276,111)	-	(1,276,111)

Operating expenses:
General and administrative	25,615	65,667	119,326	150,195	633,226
Total operating expenses	25,615	65,667	119,326	150,195	633,226

Net loss before other income (expense)	(1,301,726)	(65,667)	(1,395,437)	(150,195)	(1,909,337)

Other income (expense):
Interest income	7	-	12	3	4,041
Interest expense	(13,085)	(2,693)	(33,219)	(7,464)	(91,754)
Amortization of discount	(322)	(552)	(1,429)	(1,452)	(3,437)
Gain on fair value of derivative liability	257	881	476	2,539	3,559
Gain on forgiveness of debt	86,956	-	86,956	-	86,956
Net loss	$(1,227,913)	$(68,031)	$(1,342,641)	$(156,569)	$(1,909,972)

Basic earnings per share	$(0.06)	$(0.00)	$(0.07)	$(0.01)

Weighted average number of common shares outstanding - basic and diluted	20,629,000	20,629,000	20,629,000	20,629,000
See notes to the unaudited consolidated financial statements.

EASTERN RESOURCES, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months	Nine Months	March 15, 2007
	Ended	Ended	(Inception) to
	September 30, 2011	September 30, 2010	September 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,342,641)	$(156,569)	$(1,909,972)
Adjustments to reconcile net loss to
net cash used in operating activities:
Gain on fair value of derivative liability	(476)	(2,539)	(3,559)
Amortization of discount on convertible debenture	1,429	1,452	3,437
Gain on forgiveness of debt	(86,956)	-	(86,956)
Impairment of capitalized film costs	1,276,111	-	(4,610)
Increase in capitalized interest	-	-	33,694
Increase (decrease) in prepaid expenses	1,386	-	(3,697)
Increase in accounts payable and accrued expenses	18,202	63,061	151,281
Officer stock compensation	-	-	11,500
Increase in compensation payable	-	-	355,462
NET CASH USED IN OPERATING ACTIVITIES	(132,945)	(94,595)	(1,453,420)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	-	-	175,000
Proceeds from loan payable—shareholder	-	-	40,000
Increase in notes payable accrued interest	20,724	17,689	86,045
Proceeds from convertible debentures	131,480	70,000	246,480
Increase in convertible debentures accrued interest	12,495	7,464	25,046
Proceeds from issuance of common stock	-	-	912,900
NET CASH PROVIDED BY FINANCING ACTIVITIES	164,699	95,153	1,485,471

INCREASE IN CASH	31,754	558	32,051
CASH-BEGINNING OF PERIOD	297	-	-
CASH-END OF PERIOD	$32,051	$558	$32,051

CASH PAID FOR:
Interest	$-	$-
Income taxes	$-	$-

See notes to the unaudited consolidated financial statements.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

Note 1 - Organization, Nature of Operations and Basis of Presentation

Eastern Resources, Inc. (the “Company”) was incorporated in the State of Delaware on March 15, 2007. On that date, the Company acquired Buzz Kill, Inc. (“Buzz Kill”) for 11,500,000 common shares. The Company, through Buzz Kill, completed production of a feature length major motion picture entitled “ BuzzKill ,” and plans to market it to distributors in the United States and abroad. The Company plans to produce a wide range of independent films outside the traditional studio system. The Company intends to distribute films for theatrical release, and exploit methods of delivery worldwide. The Company intends to execute its business plan through the acquisition of unique films from a broad spectrum of independent writers, directors, and producers. Each project will become an independent production company, created as a subsidiary of the Company. The Company plans to fund the projects and maintain ownership of the films with the intent of building a film library with the rights to DVD, book, and other reproductive media for sale to the public.

Basis of Presentation

The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary to present fairly the information set forth therein have been included. Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be experienced for the fiscal year ending December 31, 2011. The accompanying financial statements should be read in conjunction with the Company’s Form 10-K for the fiscal year ended December 31, 2010, which was filed on April 15, 2011.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements of the Company include those of the Company and its wholly owned subsidiary, Buzz Kill, Inc. All significant inter-company accounts and transactions have been eliminated upon consolidation.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid short-term investments with a remaining maturity of three months or less when purchased, to be cash equivalents. These investments are carried at cost, which approximates fair value.

Capitalized Film Costs – Film costs include all direct negative costs incurred in the physical production of the film, as well as allocated production overhead. Such costs include story costs and scenario; compensation of casts, directors, producers, and extras; set construction and operation; wardrobes and accessories; sound synchronization; location expenses and post production costs, including music, special effects, and editing. Film costs are amortized based on the ratio of current period gross revenues to estimated remaining ultimate revenues from all sources on an individual production basis. Estimated ultimate revenues are revised periodically and the carrying values of the films are evaluated for impairment. Losses, if any, are provided in full.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

As of September 30, 2011, the Company determined that the future cash flows to be generated from the BuzzKill motion picture would not be sufficient to recover the unamortized costs for that production. The unamortized film costs were written down to $0. Accordingly, during the nine months ended September 30, 2011, the Company recorded an impairment in the amount of $1,276,111, which was classified as costs of revenues in the consolidated statements of operations and as an impairment of capitalized film costs in the consolidated statements of cash flows.

Fair Value of Financial Instruments – The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, prepaid expenses, accounts payable, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments.

Income Taxes – Income taxes are accounted for in accordance with the provisions of FASB ASC Topic 740, “Income Taxes.”  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition – The Company recognizes revenues from the sale or licensing arrangement of a film upon delivery of a completed film or the commencement of a licensing period. The Company had substantially completed film production at September 30, 2011, but realized no revenues as of that date.

Advertising Costs – Advertising costs are expensed as incurred. Expenditures for the nine months ended September 30, 2011 and September 30, 2010 were insignificant.

 Net Income (Loss) Per Common Share – Net income (loss) per common share is computed using the weighted average number of shares outstanding. Potential common shares includable in the computation of fully diluted per share results are not presented in the financial statements as their effect would be anti-dilutive.

Subsequent Events – Management evaluated subsequent events to determine if events or transactions occurring through the date at which the financial statements were available to be issued required disclosure. Management determined that no such events have occurred that would require adjustment to or disclosure in the financial statements.

New Accounting Pronouncements – In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06,  “Improving Disclosures about Fair Value Measurements,”  as an update to ASC Topic 820,  “Fair Value Measurements and Disclosures.”  This ASU requires new disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. The ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted. The adoption of this accounting standard update did not have a material impact on the Company’s consolidated financial statements.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

Effective January 29, 2010, the Company adopted FASB ASC Topic 815 – 40, “Derivatives and Hedging - Contracts in Entity’s Own Stock.”  The adoption of this Topic can affect the accounting for warrants and many convertible instruments with provisions that protect holders from a decline in the stock price (or “down-round” provisions). The Company adopted ASC Topic 815 – 40 as a result of the Company issuing a convertible note on January 29, 2010. As such, the embedded feature convertible option on the January 29, 2010 convertible note is classified as liabilities as of January 29, 2010 as this is an exercise price reset feature and is not deemed to be indexed to the Company’s own stock. See Note 6 for further discussion.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3 - Going Concern

The Company at present has insufficient funds to sustain the cash flows required to meet the anticipated operating costs to be incurred in the next twelve months. Management intends to sell additional equity and/or debt securities in the future to supplement potential revenues. However, there can be no assurance that the Company will be successful in raising significant additional funds. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 Note 4 - Notes Payable

In 2007, Buzz Kill issued 10% Subordinated Debenture Notes (the “2007 Notes”) aggregating $160,000 payable to four persons. The 2007 Notes included accrued interest compounded monthly, and become due and payable on varying dates in the year 2012. The 2007 Notes are subordinated to monies payable, to trade payables, to the Hanna Loan (defined below) payable to Mr. Hanna, an officer and major stockholder, and to the Senior Note (defined below). The Company agreed to pay the 2007 Notes holders an additional premium of $32,000, which is 20% of the original principal of $160,000, upon the future repayment of the 2007 Notes and accrued interest thereon, which has been recorded at present value of $24,324. Such amount was calculated using 10% per annum compounded monthly. The 2007 Notes holders’ rights to receive the premium survive any redemption of the 2007 Notes. In addition to the repayments of principal, accrued interest and premium, the 2007 Notes holders will be entitled to a 12% participation in the film’s net proceeds as defined in the agreements.

On July 26, 2010, one of the 2007 Notes with a principal amount of $50,000, bearing 10% interest, matured. The Company obtained an extension of the maturity date, amending the maturity date from July 26, 2010 to July 26, 2012.

On August 1, 2010, one of the 2007 Notes with a principal amount of $5,000, bearing 10% interest, matured. The Company obtained an extension of the maturity date, amending the maturity date from August 1, 2010 to August 1, 2012.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

On August 1, 2010, another of the 2007 Notes with a principal amount of $5,000, bearing 10% interest, matured. The Company obtained an extension of the maturity date, amending the maturity date from August 1, 2010 to August 1, 2012.

One of the 2007 Notes in the principal amount of $100,000, bearing 10% interest, was set to mature on October 17, 2010, and the holder agreed on September 10, 2010 to extend the maturity date to October 17, 2012.

On September 10, 2010, Buzz Kill issued a 10% senior note due on April 15, 2012 in the principal amount of $15,000 (the “Senior Note”) to an unaffiliated third party for that party’s $15,000 loan to Buzz Kill. As a condition to this loan, all of the holders of the 2007 Notes and, in connection with the Hanna Loan, Thomas Hanna, signed a subordination agreement, pursuant to which payment and performance of any and all obligations under the 2007 Notes and the Hanna Loan are subordinated to the Senior Note. The related cash proceeds were received on October 15, 2010.

At September 30, 2011 and December 31, 2010, the Company recorded related accrued interest of $20,725 and $24,347, respectively. The total accrued interest from the date of the agreements amounted to $86,046 as of September 30, 2011.

 Note 5 - Loan Payable-Stockholder

In July 2007, the Company received a bridge loan of $100,000 from Mr. Hanna (the “Hanna Loan”). Subsequent repayments of $60,000 have reduced the Hanna Loan to an outstanding amount of $40,000 as of September 30, 2011. The Hanna Loan is unsecured, interest free, and repayable on demand. As a result of the issuance of the Senior Note, the Hanna Loan is now subordinated to the Senior Note.

Note 6 - Convertible Note Payable and Derivatives

8.25% Convertible Debenture

On May 8, 2009, the Company entered into a securities purchase agreement with Milestone Enhanced Fund Ltd. (“Milestone” or “Holder”). Under the purchase agreement, the Company issued to Milestone a convertible promissory note (“Promissory Note”), convertible into the Company’s common stock, in the amount of $45,000.

At any time, subject to a written notice of conversion, the Holder may convert any portion of the outstanding and unpaid principal and interest balance due on the Promissory Note into the Company’s common shares at a conversion price to be mutually determined by the Company and the Holder. Any conversion of any portion of the Promissory Note shall be deemed to be a prepayment of principal, without any penalty, and shall be credited against future payments of principal in the order such payments become due or payable.

The Promissory Note bears interest at the rate of 8.25% per annum and was payable at maturity on November 8, 2010, together with any accrued and unpaid interest. The Company extended the maturity date on this Promissory Note to November 8, 2012.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

At September 30, 2011 and December 31, 2010, the Company recorded accrued interest of $2,784 and $3,712, respectively, related to the convertible debenture. The total accrued interest from the date of the agreement amounts to $8,892 as of September 30, 2011.

10% Convertible Debenture

On January 29, 2010, the Company issued to Paramount Strategy Corp. (“Paramount”) a convertible promissory note (“Paramount Promissory Note”) amounting to $70,000.

At any time, subject to a written notice of conversion, Paramount may convert any portion of the outstanding and unpaid principal and interest balance due on the Paramount Promissory Note into the Company’s common shares at a conversion price (the “Fixed Conversion Price”) of $0.10 per share. So long as the Paramount Promissory Note is outstanding, if the Company issues shares of its common stock at a price below the Fixed Conversion Price, the Fixed Conversion Price shall be reduced to such other lower price. The Fixed Conversion Price and number of shares to be issued upon conversion shall also be subject to adjustments from time to time upon the happening of certain other events, particularly, merger or sale of assets, reclassification, or change in common stock, and stock splits, combinations or dividends. The Paramount Promissory Note bears interest at the rate of 10% per annum and was payable at its maturity on July 28, 2011. Paramount and the Company agreed on July 28, 2011 to mutually extend the maturity date to January 28, 2013.

 The Paramount Promissory Note contains ratchet provisions that adjust the exercise price of the embedded feature conversion option if the Company issues common stock at a price lower than the fixed conversion prices in the 10% Paramount Promissory Note. As a result, the Company assessed the terms of the 10% Paramount Promissory Note in accordance with ASC Topic 815 – 40,  “Derivatives and Hedging - Contracts in Entity’s Own Stock,”  and determined that the underlying embedded feature conversion option is not indexed to the Company’s common stock and is therefore a derivative which should be valued at fair value at the date of issuance and at each subsequent interim period.

As of January 29, 2010 (date of note issuance), the fair value of the derivatives was $3,302. As a result, a discount of $3,302 on the Paramount Promissory Note and a derivative liability of $3,302 were recorded on January 29, 2010. As of December 31, 2010, the fair value of the derivatives was $219. The revaluation of the derivatives as of July 28, 2011 (expiration date) resulted in a value of derivative liability of $0; the change in fair value during the period from December 31, 2010 to July 28, 2011 resulted in a recorded gain on fair value of derivative liability of $219 in the accompanying consolidated statement of operations. For the period from December 31, 2010 to July 28, 2011, the Company also amortized the discount on the note for $1,293, with the unamortized discount on the Paramount Promissory Note at $0.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

The fair value of the derivative was determined using the Black-Scholes option pricing model with the following assumptions:

	January 29, 2010	July 28, 2011
Common stock issuable upon conversion	700,000	700,000
Estimated market value of common stock on measurement date	$0.02	$0.02
Exercise price	$0.10	$0.10
Risk free interest rate (1)	0.82%	0.82%
Term in years	1.49 years	0.00 years
Expected volatility	129%	94%
Expected dividends (2)	0%	0%

(1) The risk-free interest rate was estimated by management using the U.S. Treasury zero-coupon yield over the contractual term of the note.

(2) Management estimated the dividend yield at 0% based upon its expectation that there will not be earnings available to pay dividends in the near term.

 With the extension of the Paramount Promissory Note maturity through January 28, 2013, the fair value of the new associated derivative was $1,176. As a result, a discount of $1,176 and a derivative liability of $1,176 were recorded on July 28, 2011. The change in fair value during the period from July 28, 2011 to September 30, 2011 resulted in a recorded gain on fair value of derivative liability of $257 in the accompanying consolidated statement of operations. For the period from July 28, 2011 to September 30, 2011, the Company also amortized the discount on the note for $136, with the unamortized discount on the Paramount Promissory Note at $1,040.

The fair value of the derivative was determined using the Black-Scholes option pricing model with the following assumptions:

	July 28, 2011	September 30, 2011
Common stock issuable upon conversion	700,000	700,000
Estimated market value of common stock on measurement date	$0.02	$0.02
Exercise price	$0.10	$0.10
Risk free interest rate (1)	0.42%	0.42%
Term in years	1.49 years	1.33 years
Expected volatility	94%	94%
Expected dividends (2)	0%	0%

(1) The risk-free interest rate was estimated by management using the U.S. Treasury zero-coupon yield over the contractual term of the note.

(2) Management estimated the dividend yield at 0% based upon its expectation that there will not be earnings available to pay dividends in the near term.

10% Convertible Debentures

On April 27, 2011, June 6, 2011, and June 27, 2011, the Company completed three closings of a private placement offering for a total of approximately $131,000 in principal of 18-month, 10% convertible notes. The principal and accrued interest will be mandatorily converted into the securities or instruments issued by the Company in the next financing in which the Company raises a minimum of $1,000,000, at a price equal to either (a) the price per share of stock (or unit of stock and other securities) paid by investors in the next securities offering or other financing by the Company, if the financing is an issuance of stock (or units of stock and other securities), or (b) the price paid by investors in the next securities offering or other financing by the Company, expressed as a percentage of the face amount of debt securities, if the financing is an issuance of debt securities (or units of debt securities and other securities) (including debt securities convertible into stock).

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

As of September 30, 2011, the Company owed principal and accrued interest to six note holders in the amount of $135,975.

The Company evaluated the conversion options under FASB ASC Topic 815 – 40 for derivative treatment and determined that the conversion options are required to be accounted for as a derivative upon the aforementioned closing of the next private placement offering. As the closing had not occurred as of the period ended September 30, 2011, and as per FASB ASC Topic 470 – 20, the derivative instrument nor the beneficial conversion feature need not be accounted for as of September 30, 2011.

Note 7 - Fair Value Measurements

As defined in FASB ASC Topic 820 – 10, “Fair Value Measurements and Disclosures,” fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820 – 10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that the Company values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the term of the derivative instruments, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level 3:
Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e. supported by little or no market activity). The Company’s valuation models are primarily industry standard models. Level 3 instruments include derivative warrant instruments. The Company does not have sufficient corroborating evidence to support classifying these assets and liabilities as Level 1 or Level 2.

As required by FASB ASC Topic 820 – 10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

The estimated fair value of the derivative liability was calculated using the Black-Scholes option pricing model (see Note 6).

The following table sets forth, by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of September 30, 2011:

	Fair Value Measurements at September 30, 2011
Description	(Level 1)	(Level 2)	(Level 3)	Total Carrying Value
Derivative liability	$-	$-	$919	$-
Total	$-	$-	$919	$-

Note 8 - Compensation Payable

Compensation payable of $355,462 as of September 30, 2011 and December 31, 2010 is derived from various agreements entered into by the Company in April and August of 2007. The amounts payable by the Company have not changed from the prior year and will not change until such time that the Company begins to generate revenues from the film,  BuzzKill .

Below is a summary of the agreements:

(a)
On April 17, 2007, Ms. Hundley entered into a memorandum agreement with the Company, pursuant to which Ms. Hundley agreed to introduce Buzz Kill to third parties who may be interested in lending or investing, or in any other way financing all or a portion of the development and/or production of the Company’s film,  BuzzKill . Under the agreement, Ms. Hundley is entitled to the following payments: (i) $40,000 in finder’s fees, of which $20,000 is deferred, (ii) $50,000 in deferred compensation for her producer services, and (iii) contingent compensation in an amount equal to 5% of the “net proceeds” of the film.

(b)
On August 1, 2007, Mr. Hanna entered into a producer agreement with Buzz Kill, pursuant to which Mr. Hanna will provide preparation, production, and post-production services in connection with the film,  BuzzKill . Mr. Hanna’s compensation under the agreement included (a) $50,000, of which $25,000 remained unpaid at September 30, 2011, (b) a deferral in the amount of $150,000, and (c) the remaining “net proceeds” generated by the film after deducting “off-the-top” of all third party profit participations.

(c)
On April 1, 2007, the Company agreed to purchase all rights, title, and interests in the screenplay BuzzKill. The initial consideration was $12,500 and a deferral of $25,462. The Company is contingently obligated for 7% of the net proceeds. If the picture is released as a theatrical motion picture and the box office receipts from exhibition in “North America” reach or exceed $15,000,000, the Company will pay the seller $25,000 and an additional $25,000 for each additional $15,000,000 in receipts thereafter.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

(d)
On April 13, 2007, the Company engaged the services of a director for the screenplay BuzzKill. Agreed upon compensation amounted to $105,000, of which $20,000 was paid, $35,000 was due at December 31, 2008, and $50,000 was deferred. Additional compensation is payable at 5% of the net proceeds. If the picture is released as a theatrical motion picture and box office receipts reach or exceed $15,000,000, the Company will pay the director $25,000 and an additional $25,000 for each $15,000,000 in receipts thereafter.

At September 30, 2011, unpaid compensation as reflected above is included in the balance sheet as compensation payable and is as follows:

(a)	Ms. Hundley	$70,000
(b)	Mr. Hanna, President	175,000
(c)	Story and author’s rights	25,462
(d)	Director	85,000
	Total	$355,462

Note 9 - Vendor Release and Settlements

During July 2011, the Company’s legal counsel agreed to write off certain invoices related to legal services provided to the Company. Payable amounts totaling $86,956 were written off, and a gain was recorded.

Note 10 - Issuance of Common and Preferred Stock

Authorized capital stock consists of 300,000,000 shares of common stock with a par value of $0.001 per share and 10,000,000 shares of preferred stock, with a par value of $0.001 per share.

In December 2007, the Company completed a private placement offering of 8,529,000 shares of common stock at a price of $0.10 per share for aggregate proceeds of $852,900. In June 2008, the Company sold an additional 600,000 shares of its common stock to an institutional investor at a price of $0.10 per share for gross proceeds of $60,000.

As of September 30, 2011, there were 20,629,000 shares of common stock issued and outstanding. No preferred stock shares have been issued.

Note 11 - Commitments and Contingencies

On May 13, 2010, the Company entered into a trademark license agreement with Second City, Inc., in which the Company acquired a non-exclusive right to use the “Second City” trademark in connection with the distribution of the film, BuzzKill , in exchange for payment of a royalty to Second City equal to 10% of the producer gross receipts, as defined in the agreement.

Eastern Resources, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(A Development Stage Company)

On May 19, 2010, the Company executed a contest agreement with Reed Business Information and uPlaya Music Intelligence Solutions, Inc., whereby uPlaya would provide hosting services for a contest to select a song for  BuzzKill ,   and the contest would be co-branded and co-marketed from the media outlets of Variety, the weekly entertainment-trade magazine published by Reed Business Information. The winning song,  "The Perfect Dance,"  was put into the film. Both the film and the band were profiled on Variety.com, on uPlaya.com, and were promoted through the Variety and uPlaya social networks.

 In January 2011, the Company signed a domestic DVD and television distribution agreement with Indican Pictures, a Los Angeles-based distribution company. The Company will be working in conjunction with the distributor to provide and assist in marketing efforts on behalf of the film,  BuzzKill , leading up to and continuing through its release. Indican will market and distribute the film in exchange for a percentage of royalties. As such, additional out-of-pocket expenses for marketing and sales relating to the distribution of the film will be minimal to nil. The distributor has committed $50,000 to the marketing efforts of the film and has agreed to pay for certain deliverable costs. The Company expects the title to be available to the public during the first quarter of 2012, although there can be no assurances that this will occur.

9,080,000 Shares of Common Stock

Eastern Resources, Inc.

PROSPECTUS

January 26, 2012